Exhibit 10.2

Kilmer Capital Fund II L.P.

and

8169306 Canada Inc.

and

BMO Capital Partners

and

the Persons listed as Management Sellers on the signature page hereto collectively, as Sellers

and

9746366 Canada Inc.

as Purchaser

and

TELETECH HOLDINGS, INC.

as Purchaser Guarantor

SHARE PURCHASE AGREEMENT

November 9, 2016

TABLE OF CONTENTS

Article 1 INTERPRETATION		1
1.1	Defined Terms.	1
1.2	Other Defined Terms.	9
1.3	Gender and Number.	11
1.4	Headings, etc.	11
1.5	Currency.	11
1.6	Certain Phrases, etc.	11
1.7	Accounting Terms.	12
1.8	Statutory References.	12
1.9	References to Persons.	12
1.10	Schedules, Exhibits and Disclosure Letter.	12
1.11	Knowledge.	13
1.12	Non-Business Days.	13
1.13	Time References.	13
Article 2 PURCHASED SHARES AND PURCHASE PRICE		13
2.1	Purchase and Sale.	13
2.2	Purchase Price.	14
2.3	Determination and Payment of Closing Payment.	14
2.4	Other Payments at Closing.	15
2.5	Determination and Payment of Final Adjustments.	16
2.6	Withholding Rights.	19
Article 3 REPRESENTATIONS AND WARRANTIES OF SELLERS		20
3.1	Representations and Warranties as to Sellers.	20
3.2	Representations and Warranties as to Corporation.	21
3.3	Disclaimer of Sellers.	33
Article 4 REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PURCHASER GUARANTOR		34
4.1	Representations and Warranties of Purchaser and Purchaser Guarantor.	34
Article 5 DELIVERIES		35
Article 6 INDEMNIFICATION		37
6.1	Survival of Representations and Warranties.	37
6.2	Indemnification in favour of Purchaser by Sellers.	37
6.3	Indemnification in favour of Sellers by Purchaser.	38
6.4	Indemnification of each Seller in favour of the other Sellers.	38
6.5	Time Limitations.	38

6.6	Other Limitations.	39
6.7	Limited Recourse.	41
6.8	Notification.	41
6.9	Direct Claims.	42
6.10	Defense of Third Party Claim.	42
6.11	Payments.	43
6.12	Other Remedies.	44
6.13	General Holdback.	44
6.14	(E) Holdback.	45
Article 7 POST- CLOSING COVENANTS OF THE PARTIES		46
7.1	Confidentiality.	46
7.2	Books and Records.	46
7.3	Director and Officer Indemnification.	46
7.4	Tax Matters.	47
7.5	Further Assurances.	49
Article 8 MISCELLANEOUS		49
8.1	Notices.	49
8.2	Time of the Essence.	51
8.3	Appointment of Agent.	51
8.4	Announcements and Public Disclosure.	52
8.5	Employee Information	53
8.6	Third Party Beneficiaries.	53
8.7	Guarantee.	53
8.8	Expenses.	53
8.9	Amendments.	54
8.10	Waiver.	54
8.11	Non-Merger.	54
8.12	Entire Agreement.	54
8.13	Successors and Assigns.	54
8.14	Assignment.	54
8.15	Severability.	55
8.16	Governing Law.	55
8.17	Retention of Counsel	55
8.18	Counterparts.	55

ii

SHARE PURCHASE AGREEMENT

Share Purchase Agreement dated November 9, 2016 among Kilmer Capital Fund II L.P., acting through its general partner, Kilmer Capital Partners II L.P., acting through its general partner, Kilmer Capital GP II Limited (on its own behalf and as agent for and on behalf of Sellers) ("Kilmer"), 8169306 Canada Inc. ("Founders Holdco"), Bank of Montreal, doing business as BMO Capital Partners ("BMOCP"), the Persons listed as Management Sellers on the signature page hereto (such Persons, the "Management Sellers" and collectively with Kilmer, Founders Holdco and BMOCP, "Sellers") and 9746366 Canada Inc. ("Purchaser"), and as intervened to by TeleTech Holdings, Inc.("Purchaser Guarantor") solely with respect to Section 8.7.

RECITALS:

(i)As of November 8, 2016, Kilmer was the owner of all of the issued and outstanding shares in the capital of 8176825 Canada Inc. ("Kilmer Holdco");

(ii)As of November 8, 2016, Kilmer Holdco, Founders Holdco, BMOCP and the Management Sellers were the owners of all of the issued and outstanding shares in the capital of Atelka Enterprise Inc. ("Atelka");

(iii)On November 8, 2016, Kilmer Holdco was amalgamated with Atelka (the "Amalgamation", and the amalgamated corporation, "Amalco") and Sellers became the owners of all of the issued and outstanding shares in the capital of Amalco; and

(iv)Sellers wish to sell to Purchaser, and Purchaser wishes to purchase from Sellers, all of the issued and outstanding shares in the capital of Amalco (the "Purchased Shares"), upon the terms and subject to the conditions set forth herein.

In consideration of the above recitals and the mutual agreements contained in this Agreement, the Parties agree as follows:

Article 1
INTERPRETATION

1.1Defined Terms.

As used in this Agreement, the following terms have the following meanings:

(a)        "Adjustment Methodology" means the methods and principles set out in the Adjustment Statement, which methods and principles shall, except as expressly set forth in the Adjustment Statement, be consistent with GAAP applied on a basis consistent with the Financial Statements.

(b)        "Adjustment Statement" means a statement substantially in the form and content of Schedule 1.1(b) of the Disclosure Letter, provided that the figures included in Schedule 1.1(b) of the Disclosure Letter are for illustration purposes only and will not be binding on the Parties.

(c)        "Adjustment Time" means 12:01 a.m. on the Closing Date or such other time as Kilmer, as agent for and on behalf of Sellers, and Purchaser may agree to in writing.

(d)        "Affiliate" means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries Controls, is Controlled by or is under common Control with such specified Person.

(e)        "Agreement" means this share purchase agreement and all schedules and exhibits attached to it, as it may be amended, restated, replaced or supplemented from time to time in accordance with this Agreement.

(f)        "Authorization" means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over such Person.

(g)        "Bonus Amount" means the aggregate amount of those bonuses awarded and payable to Employees in connection with the transactions contemplated by this Agreement listed in Schedule 1.1(g) of the Disclosure Letter.

(h)        "Bonus Net Amount" means the difference between the Bonus Amount and the Bonus Withholding Amount.

(i)        "Bonus Withholding Amount" means the aggregate amount required to be withheld by Corporation on account of Taxes in respect of the payment of the Bonus Amount.

(j)        "Business" means the business carried on by Corporation which is comprised of the provision of full-service multi-language outsourced contact center services in the Provinces of Québec, Ontario, Prince Edward Island and New Brunswick, as such business is presently conducted.

(k)        "Business Day" means any day of the year, other than a Saturday, Sunday or day on which Canadian chartered banks are closed for business in Montréal, Québec or Englewood, Colorado.

(l)        "Cash" means, with respect to Corporation, the sum of all cash and cash equivalents, determined in accordance with GAAP.

(m)        "Closing" means the completion of the transactions of purchase and sale contemplated in this Agreement on the Closing Date.

(n)        "Closing Date" means the date hereof.

(o)        "Competition Act" means the Competition Act, R.S.C., 1985, c. C 34, as amended from time to time.

(p)        "Contracts" means, in respect of Corporation, all written or oral agreements, contracts, licences, undertakings, work orders, statements of work or legally binding commitments of any nature, together with any amendments, exhibits and schedules thereto, made by or in favour of Corporation, as the case may be, including the Material Contracts.

(q)        "Control" means (i) in relation to a Person that is a body corporate, the ownership, directly or indirectly, of voting securities of such Person carrying more than fifty percent (50%) of the voting rights attaching to all voting securities of such Person or the right to elect or appoint a majority of the board of directors (or equivalent) of such Person, and (ii) in relation to a Person that is a partnership, limited partnership, business trust or other similar entity, (A) the ownership, directly or indirectly, of voting securities of such Person carrying more than fifty percent (50%) of the voting rights attaching to all voting securities of such Person or (B) the ownership, directly or indirectly, of other interests or the holding of a position (such as trustee) entitling the holder thereof to exercise control and direction over the activities of such Person, and "Controls" and "Controlled" shall have corresponding meanings.

(r)        "Corporation" means, prior to the Amalgamation, Atelka and, after giving effect to the Amalgamation, Amalco.

(s)        "Current Assets" means with respect to Corporation, the sum of all current assets as defined by GAAP including all current assets identified in the Adjustment Statement, provided that if the Old AR is greater than $100,000, then the "Adjusted Accounts Receivable" on the Adjustment Statement will be reduced by such excess amount (the "Old AR Excess Amount"), and, for greater certainty, excludes (A) any item included in the definition of Cash, and (B) any income Taxes receivable, income Taxes paid in advance and future Tax assets, in each case, determined in accordance with the Adjustment Methodology.

(t)        "Current Liabilities" means with respect to Corporation, the sum of all current liabilities as defined by GAAP including all current liabilities identified in the Adjustment Statement, and, for greater certainty, excludes (A) any item included in the definitions of Debt, Bonus Amount and Optionholder Consideration, and (B) any income Taxes accrued or payable and any future Tax liabilities, in each case, determined in accordance with the Adjustment Methodology.

(u)        "Damage" means a loss, liability, damage, cost or expense (including interest, penalties and reasonable legal fees and disbursements and amounts paid in settlement), whether or not involving a Third Party Claim.

(v)        "Debt" means with respect to Corporation, the amount equal to the sum of (without duplication): (i) all indebtedness for borrowed money (including overdraft facilities) (whether short term or long term); (ii) all obligations evidenced by notes, bonds, debentures or other similar instruments or debt securities; (iii) all indebtedness arising under capitalized leases, conditional sales Contracts and other similar title retention instruments; (iv) all obligations in respect of letters of credit and bankers' acceptances, in each case, to the extent drawn; (v) all liabilities less all assets arising under any interest rate swap or other interest rate protection agreement or other similar interest rate agreement; (vi) all loans received from any related party (within the meaning of the Tax Act); (vii) all indebtedness of others referred to in paragraph (i) through (vi) above guaranteed by Corporation; (viii) all accrued and unpaid fees and expenses owing to Kilmer Capital Limited Partners pursuant to the Management Services Agreement entered into between Kilmer Capital Limited Partners and Corporation as of April 30, 2012; (ix) all accrued and unpaid management fees and expenses owing to 6515037 Canada Inc. pursuant to the management services arrangement with 6515037 Canada Inc.;  (x) all accrued interest, fees, prepayment penalties or other similar obligations with respect to any of the foregoing paragraphs (i) through (ix); and (xi) (A) all income Taxes accrued or payable less (B) all income Taxes receivable and income Taxes paid in advance; but excluding any item included in the definitions of Current Liabilities, Bonus Amount and Optionholder Consideration and any future Tax liabilities.

(w)        "Defending Party" means, with respect of any Third Party Claim, (i) the Indemnified Party, if it is controlling the investigation and defense thereof pursuant to Section 6.10(a), or (ii) the Indemnifying Party, if it is controlling the investigation and defense thereof pursuant to Section 6.10(b).

(x)        "Direct Claim" means any cause not involving a Third Party Claim which entitles an Indemnified Party to make a claim for indemnification under this Agreement.

(y)        "Disclosure Letter" means the letter of disclosure dated the Closing Date and signed by Sellers and delivered to Purchaser.

(z)        "(E) Holdback Claim" means any Direct Claim or Third Party Claim in respect of which any Purchaser Indemnified Person has indemnification rights or benefits under this Agreement and which, upon a Final Damages Determination, will or may be set off by way of compensation against the (E) Holdback Amount pursuant to Section 6.11(a).

(aa)      "Employees" means all employees of Corporation.

(bb)      "Environmental Laws" means all Laws relating to human health and safety, hazardous substances or the protection of natural resources or the environment, including civil responsibility for acts or omissions with respect thereto, and all Authorizations issued or required to be issued pursuant to such Laws.

(cc)      "Expense Reserve Holdback" means any amount which Kilmer, in its sole discretion as agent for and on behalf of Sellers, decides to retain from any amount paid by Purchaser to, or to the benefit of, Sellers, to be used by Kilmer, as agent for and on behalf of Sellers, (i) to make any payment which Sellers may have an obligation to make under or in connection with this Agreement and (ii) for the payment of any fees, costs, expenses, commissions, Taxes and disbursements (including the fees and expenses of counsel, experts and other agents and consultants) incurred by Kilmer in exercising its duties and performing its functions set out in this Agreement.

(dd)      "Final Adjustment Amount" means the aggregate amount owing to Sellers or Purchaser, as the case may be, pursuant to Sections 2.5(g) and 2.5(h).

(ee)      "Final Damages Determination" means, with respect to the amount of Damages due from an Indemnifying Party to an Indemnified Party, (i) an agreement between the Indemnifying Party and the Indemnified Party, (ii) a settlement as permitted under Section 6.10, (iii) a final non appealable judgement, or (iv) with respect to a claim involving Taxes, the expiry of the period to appeal from or object to the relevant assessment, reassessment or additional assessment by Canada Revenue Agency or other taxing authority if no such appeal is taken or no such objection is made.

(ff)      "Financial Statements" means the audited financial statements of Corporation for the 12-month periods ending April 30, 2015 and April 30, 2016, respectively, a copy of which is attached to this Agreement as Schedule 3.2(t) of the Disclosure Letter.

(gg)      "Former Property" means real property that Corporation previously, but not as of the Closing Date, owned, leased, occupied (whether as lessee or licensee), managed or otherwise controlled, it being understood that all references herein to Former Property shall be only with respect to the period of time during which such Former Property was owned, leased, occupied, managed or otherwise controlled by Corporation.

(hh)      "GAAP" means the Canadian accounting standards for private enterprises (ASPE) as set out in the Chartered Professional Accountants Canada Handbook – Accounting, as applicable, at the relevant time, applied on a consistent basis.

(ii)      "General Holdback Claim" means any Direct Claim or Third Party Claim in respect of which any Purchaser Indemnified Person has indemnification rights or benefits under this Agreement and which, upon a Final Damages Determination, will or may be set off by way of compensation against the General Holdback Amount pursuant to Section 6.11(a).

(jj)      "Governmental Entity" means (i) any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, municipal, local, or other; (ii) any subdivision or authority of any of the above; (iii) any stock exchange; and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

(kk)      "Intellectual Property" means any trademarks, trade names, business names, brand names, service marks, logos, domain names and rights in telephone, fax numbers and e-mail addresses, computer software and computer programs (other than standard off-the-shelf software), copyrights (including applications and registrations), designs (including applications and registrations), drawings, inventions, patents, formulae, processes, ideas, research and development, technical data, know-how, trade secrets and technology, whether domestic or foreign, registered or unregistered, as well as any applications, continuations, continuations in part, divisional applications or analogous rights therefor and other industrial or intellectual property and all licenses, permissions, agreements and other contracts and commitments relating to any of the foregoing.

(ll)      "Interim Financial Statements" means the unaudited interim financial statements of Corporation for the 3‑month period ending July 31, 2016, a copy of which is attached as Schedule 3.2(t) of the Disclosure Letter.

(mm)      "Laws" means all applicable international, federal, provincial and/or municipal (i) constitutions, treaties, laws, statutes, codes, ordinances, principles of common and civil law, orders, decrees, rules, regulations, policies, guidelines and by-laws, and (ii) all judgments, orders, writs, injunctions, decisions, rulings, sanctions and awards of any Governmental Entity.

(nn)      "Lien" means any encumbrance, hypothec, mortgage, charge, pledge, prior claim, security interest, assignment, lien (statutory or otherwise), Bank Act (Canada) security, servitude, easement, conditional sale, resolutory condition, title retention agreement, adverse claim, reservation, right of occupation or other encumbrance, arrangement or condition of any nature.

(oo)      "Net Debt" means the amount equal to the positive or negative difference between Debt and Cash as at the Adjustment Time.

(pp)      "Net Working Capital" means the positive or negative difference between Current Assets and Current Liabilities as at the Adjustment Time.

(qq)      "Non-Defending Party" means, with respect to any Third Party Claim, (i) the Indemnifying Party, if the Indemnified Party is controlling the investigation and defense thereof pursuant to Section 6.10(a), or (ii) the Indemnified Party, if the Indemnifying Party is controlling the investigation and defense thereof pursuant to Section 6.10(b).

(rr)      "Old AR" means the total amount of all Receivables outstanding for more than ninety (90) days past due as at the Adjustment Time.

(ss)      "Option" means each outstanding, unexpired, unexercised option to purchase one or more shares in the capital of Corporation granted on or prior to the Closing Date to any current or former employee of Corporation pursuant to the Option Plan.

(tt)      "Option Plan" means the share option plan of Corporation dated as of May 2, 2014.

(uu)      "Optionholder Consideration" means an amount equal to the aggregate "in-the-money" value of the Options as at Closing.

(vv)      "Optionholder Net Consideration" means the difference between the Optionholder Consideration and the Optionholder Withholding Amount.

(ww)      "Optionholder Withholding Amount" means the aggregate amount required to be withheld by Corporation on account of Taxes in respect of the transfer of the Options by the Optionholders to Corporation as described in Section 2.3(e).

(xx)      "Optionholders" means the holders of Options listed in Schedule 3.2(f) of the Disclosure Letter.

(yy)      "Ordinary Course" means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal operations of such Person.

(zz)      "Parties" means Sellers and Purchaser.

(aaa)    "Payoff Creditors" means the creditors of Debt listed in Schedule 1.1(aaa) of the Disclosure Letter.

(bbb)    "Payoff Debt" means the Debt owing to the Payoff Creditors as at the Adjustment Time.

(ccc)    "Payoff Letter" means, with respect to any Payoff Creditor, a letter or other instrument addressed by such Payoff Creditor to Corporation setting out the Debt as at the Adjustment Time owed to such Payoff Creditor and containing an irrevocable undertaking from such Payoff Creditor to terminate all financial instruments relating to such Debt and to take all required actions in order to discharge all Liens on the assets of Corporation that exist for its benefit, subject to receipt of payment of such Debt.

(ddd)    "Permitted Liens" means (i) Liens for Taxes which are not yet due and payable or which are being contested in good faith and diligently by appropriate proceedings and for which adequate reserves in accordance with GAAP will have been set aside on the financial books and records of Corporation; (ii) carriers', warehousemen's, vendors', mechanics', materialmen's, repairers', contractors', suppliers of materials', legal hypothecs, construction and other like

Liens imposed by Law or relating to the maintenance, repair, renovation or operation of any property, provided that such Liens are related to obligations not yet due and payable or that are being contested in good faith by appropriate procedures and for which adequate reserves in accordance with GAAP will have been set aside on the financial books and records of Corporation;  (iii) registered easements, rights-of-way, servitudes, restrictions and similar rights in the Leased Properties or interests therein granted or reserved to other Persons, provided that such rights or their exercise do not interfere with the use of the Leased Properties in the Business and operations of Corporation; (iv) Liens given in the Ordinary Course to a public utility or any Governmental Entity, provided that the Liens do not interfere with the use of the Leased Properties in the Business and operations of Corporation; (v) title defects or irregularities which do not detract from the value of the Leased Properties concerned or interfere with the use of the Leased Properties in the Business and operations of Corporation; and (vi) Liens listed and described in Schedule 1.1(ddd) of the Disclosure Letter.

(eee)    "Person" means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

(fff)    "Pre-Closing Tax Period" means any Tax period ending on or before the Closing Date.

(ggg)    "Purchaser's Core Representations" means the representations and warranties of Purchaser and Purchaser Guarantor in Sections 4.1(a) (Incorporation and Status), 4.1(b) (No Conflict) and 4.1(d) (Execution and Binding Obligation).

(hhh)    "Receivables" means those amounts invoiced by Corporation that have not been paid.

(iii)    "Representation and Warranty Policy" means the buyer side representation and warranty insurance policy delivered by Purchaser at Closing, it being understood that Sellers are responsible for the payment of the R&WI Premium and that such policy will provide that the insurer will not be subrogated to the rights of Purchaser against Sellers or any of their Affiliates.

(jjj)    "Sellers' Core Representations" means the representations and warranties of Sellers in Sections 3.1(a) (Incorporation and Power; Capacity), 3.1(b) (No Conflict), 3.1(d) (Execution and Binding Obligation), 3.1(e) (Title to Purchased Shares), 3.1(f) (No other Agreements to Purchase), 3.1(g) (Kilmer Holdco), 3.2(a) (first sentence only) (Incorporation and Qualification of Corporation), 3.2(b) (Corporate Authorization), 3.2(c) (No Conflict), 3.2(f) (Authorized and Issued Capital of Corporation), 3.2(g) (Subsidiaries and Other Interests) and 3.2(ff) (No Brokers).

(kkk)    "Seller's Pro Rata Share" means, in respect of a Seller, the percentage set forth beside such Seller's name in Schedule 1.1(kkk) of the Disclosure Letter.

(lll)    "Target Net Working Capital" means $14,543,787.

(mmm)    "Tax Act" means the Income Tax Act (Canada).

(nnn)    "Tax Returns" means all returns (including information returns), declarations, reports, statements, schedules, notices, forms or other documents or information filed or required to be filed in respect of the determination, assessment, collection, payment or refund of any Tax or in connection with the administration, implementation or enforcement of any legal requirement relating to any Tax.

(ooo)    "Taxes" means any and all federal, state, provincial, municipal, local and foreign taxes, assessments, reassessment and other governmental charges, duties, impositions and liabilities, whether disputed or not, including Canada Pension Plan and Provincial Pension Plan contributions, provincial health plan contributions and unemployment insurance contributions and employment insurance contributions and including taxes based upon or measured by gross receipts, income, profits, sales, capital use and occupation, good and services, and value added, ad valorem, transfer, franchise, withholding, customs duties, payroll, employment, excise and property taxes, including estimated taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts.

(ppp)    "Third Party Claim" means any action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, against an Indemnified Party which entitles the Indemnified Party to make a claim for indemnification under this Agreement.

(qqq)    "Vested Options" has the meaning ascribed to such term in the Option Plan.

1.2Other Defined Terms.

In addition to the defined terms in Section 1.1 (Defined Terms), each of the following capitalized terms has the meaning ascribed thereto in the corresponding Section:

Term	Section
(A) to (D) Survival Period	6.5
(E) Holdback Amount	2.3(f)
(E) Survival Period	6.5
Amalco	Recitals
Amalgamation	Recitals
Atelka	Recitals
Benefit Plan	3.2(w)(iii)

BMOCP	Recitals
Closing Payment	2.2(a)
Collective Agreement	3.2(w)(i)
Confidentiality Agreement	7.1
Deductible	6.6(f)
Dispute Notice	6.9(b)
Disputed Items	2.5(d)
Draft Statement	2.5(a)
Estimated Net Debt	2.3(a)
Estimated Net Working Capital	2.3(a)
Estimated Net Working Capital Excess	2.3(b)
Estimated Net Working Capital Shortfall	2.3(b)
Estimated Statement	2.3(a)
Excess Portion	2.5(b)
Final Net Working Capital	2.5(f)
Final Statement	2.5(f)
Financial Advisor	3.2(dd)
Founders Holdco	Recitals
General Survival Period	6.1
General Holdback Amount	2.3(f)
Indemnification Notice	6.8
Indemnified Party	6.8
Indemnifying Party	6.8
Independent Auditor	7.4(a)
Kilmer	Recitals
Kilmer Holdco	Recitals
Lease Documents	3.2(n)
Leased Properties	3.2(n)
Management Sellers	Recitals
Material Contracts	3.2(p)(i)
Notice	8.1
Notice of Dispute	2.5(d)
Old AR Excess Amount	1.1(r)
Old AR Schedule	2.3(a)(ii)
Purchase Price	2.2
Purchased Shares	Recitals
Purchaser	Recitals
Purchaser Guarantor	Recitals
Purchaser Indemnfied Persons	6.2
R&WI Premium	2.3(f)

R&WI Underwriting Fee	2.3(f)
Related Party Contracts	3.2(o)
SE	8.17
Sellers	Recitals
Sellers Indemnfied Persons	6.3
Separate Representations and Covenants	6.6(a)
Single Claim Threshold	6.6(e)
Specified Matters	6.6(e)
Tail Insurance	7.3(a)(ii)
Tail Insurance Cost	2.3(f)
Tax Assessment Period	6.1(c)
Tax Proceeding	7.4(e)
Third Party Auditors	2.5(e)
Trademarks and Domain Names	3.2(s)(i)

1.3Gender and Number.

Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.4Headings, etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect its interpretation.

1.5Currency.

All references in this Agreement to dollars or to "$" are expressed in Canadian currency unless otherwise specifically indicated.

1.6Certain Phrases, etc.

In this Agreement, (a) the words "including", "includes" and "include" or any derivatives of such words mean "including (or includes or include) without limitation", (b) the words "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of", (c) the phrase "made available", when used in reference to a document, means that the document was made available for viewing in the "Project Alexander" electronic data room hosted by Firmex Inc., as that site existed as of 6:00 p.m. two (2) days prior to the date of this Agreement, and (d) the words "hereof", "herein", "hereunder", "hereto" and similar expressions refer to this Agreement as a whole and the words "Article", "Section", "Exhibit" or "Schedule" refer to an Article of, Section of, Exhibit to or Schedule to, this Agreement, unless specified otherwise. In the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word

"from" means "from and including" and the words "to" and "until" each mean "to but excluding".

1.7Accounting Terms.

Except as otherwise provided in this Agreement, all accounting terms not specifically defined in this Agreement are to be interpreted in accordance with GAAP.

1.8Statutory References.

Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it as they may have been or may from time to time be amended, re-enacted or replaced.

1.9References to Persons.

Any reference in this Agreement to a Person includes its or his heirs, administrators, liquidators, executors, successors and permitted assigns.

1.10Schedules, Exhibits and Disclosure Letter.

(a)        The schedules and exhibits attached to this Agreement will, for all purposes of this Agreement, form an integral part of it.

(b)        Contemporaneously with the execution and delivery of this Agreement, Kilmer, as agent for and on behalf of Sellers, is delivering to Purchaser the Disclosure Letter required to be delivered pursuant to this Agreement, which is deemed to form an integral part of this Agreement and to qualify the representations and warranties of Sellers contained in this Agreement. The purpose of the Disclosure Letter is to set out the qualifications, exceptions and other information called for in this Agreement. The Parties acknowledge and agree that the Disclosure Letter and the information and disclosures contained in it do not constitute or imply, and will not be construed as:

(i)         any representation, warranty, covenant or obligation which is not expressly set out in this Agreement;

(ii)         an admission of any liability or obligation of Sellers or Corporation;

(iii)         an admission that the information is material or within or outside the Ordinary Course of the Business;

(iv)         a standard of materiality, a standard for what is or is not in the Ordinary Course of the Business, or any other standard contrary to the standards contained in the Agreement; or

(v)         an expansion of the scope of effect of any of the representations, warranties, covenants and obligations set out in the Agreement.

(c)        Disclosure of any information in the Disclosure Letter that is not strictly required under this Agreement has been made for informational purposes only and does not imply disclosure of all matters of a similar nature. Inclusion of an item in any Schedule of the Disclosure Letter is deemed to be disclosure for all other Schedules of the Disclosure Letter to the extent that it is apparent that such disclosure is relevant to such other Schedules, including the underlying representation or warranty.

(d)        The Disclosure Letter itself is confidential information and may not be disclosed unless (i) it is required by Law (unless the Law permits non-disclosure of information for confidentiality or other purposes and if such non-disclosure is not permitted, the Party seeking to disclose will notify the other Party and seek confidential treatment of such information), or (ii) a Party reasonably needs to disclose it in order to enforce or exercise its rights under this Agreement.

1.11Knowledge.

Where any representation or warranty contained in this Agreement is qualified by reference to the knowledge of Sellers or is otherwise expressed to be limited in scope to matters known to Sellers, it will be deemed to refer to the actual knowledge of the Chief Executive Officer, Chief Financial Officer and Vice President, Operations of Corporation and with respect to Section 3.2(w) only, the Vice President of Human Resources of Corporation, in each case after making diligent inquiry as reasonably necessary to inform themselves as to the relevant matters and without personal liability on the part of any of them, provided that nothing in this Section 1.11 shall obligate Corporation or any of the individuals listed in this Section 1.11 to obtain new reports, audits or opinions from third parties, such as auditors, legal counsel and similar advisors, in order to satisfy their obligation to make diligent inquiry.

1.12Non-Business Days.

Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day.

1.13Time References.

References to times of the day are to local time in Montréal, Québec.

Article 2
PURCHASED SHARES AND PURCHASE PRICE

2.1Purchase and Sale.

On the terms and subject to the conditions of this Agreement, at Closing, Sellers will sell to Purchaser, and Purchaser will purchase from Sellers, all (but not less than all) of the Purchased Shares, which shares will constitute at Closing, all of the issued and outstanding shares in the capital of Corporation.

2.2Purchase Price.

The aggregate purchase price payable by Purchaser for the Purchased Shares will be an amount (the "Purchase Price") equal to:

(a)        $59,000,000, (i) minus the Estimated Net Debt, (ii) plus the Estimated Net Working Capital Excess or minus the Estimated Net Working Capital Shortfall, as the case may be, (iii) minus the Optionholder Consideration, (iv) minus the Bonus Amount (the "Closing Payment");

(b)        plus or minus the Final Adjustment Amount, as the case may be;

(c)        minus, as contemplated in Section 6.11(c), any payment made by Sellers as an Indemnifying Party pursuant to Article 6, as the case may be; and

(d)        plus, as contemplated in Section 6.11(c), any payment made by Purchaser as an Indemnifying Party pursuant to Article 6, as the case may be.

2.3Determination and Payment of Closing Payment.

(a)         Preliminary Adjustment. Prior to the Closing Date, Kilmer, as agent for and on behalf of Sellers, shall have caused Corporation to prepare and deliver to Purchaser:

(i)         an Adjustment Statement prepared in accordance with the Adjustment Methodology (the "Estimated Statement") setting forth (A) Corporation's good faith estimate of the Net Debt (the "Estimated Net Debt") and Net Working Capital (the "Estimated Net Working Capital"), (B) the aggregate amount of the Optionholder Consideration, (C) the aggregate amount of the Bonus Amount and (D) a breakdown of the Debt; and

(ii)         a schedule setting forth Corporation's good faith estimate of the Old AR (the "Old AR Schedule") and a detailed Receivables aging analysis for the most recent month-end period. The Old AR Schedule shall contain a level of detail sufficient to identify the customers and services related thereto.

(b)         Cash. Sellers covenant and agree to cause Corporation to maintain a minimum of $3,500,000 in Corporation's bank account up until (and including) the Closing Date.

(c)         Access. Purchaser and its representatives shall be provided reasonable access during normal business hours to the books and records, personnel and advisors of Corporation to the extent required in connection with the review of the Estimated Statement and Old AR Schedule, including Corporation's work papers underlying or utilized in preparing such estimates and calculations contained in the Estimated Statement and Old AR Schedule.

(d)         Estimated Net Working Capital Adjustment. If the Estimated Net Working Capital amount is (i) equal to the Target Net Working Capital, then no adjustment will be made to the Purchase Price pursuant to Section 2.2(a), (ii) greater than the Target Net Working Capital, then the Purchase Price will be increased as set forth in Section 2.2(a), dollar for dollar, by such excess amount (the "Estimated Net Working Capital Excess"), or (iii) less than the Target Net Working Capital, then the Purchase Price will be decreased as set forth in Section 2.2(a), dollar for dollar, by such shortfall amount (the "Estimated Net Working Capital Shortfall").

(e)         Treatment of Options. Prior to Closing, Sellers will cause Corporation to take such steps as may be necessary or desirable to allow all Optionholders to surrender their Vested Options to Corporation in consideration of the Optionholder Consideration and to cause all other Options to be cancelled and forfeited, in each case, conditional and effective upon Closing.

(f)         Payment of Closing Payment. At Closing, Purchaser will pay the Closing Payment by paying Kilmer, as agent for and on behalf of Sellers, an amount equal to difference between (A) the Closing Payment and (B) the sum of (i) the premium payable (plus applicable taxes) on the Closing Date in connection with the Representation and Warranty Policy (the "R&WI Premium") currently estimated at $235,000 plus taxes, (ii) $35,000, being the underwriting fee paid by Corporation, for and on behalf of Sellers, in connection with the Representation and Warranty Policy (the "R&WI Underwriting Fee") (iii) $15,751, being the cost of the Tail Insurance payable on the Closing Date (the "Tail Insurance Cost"), (iv) $1,250,000 (the "General Holdback Amount"), and (v) $750,000 (the "(E) Holdback Amount"), by wire transfer of immediately available funds to the account designated by Kilmer, as agent for and on behalf of Sellers.

2.4Other Payments at Closing.

(a)         Payment of Payoff Debt. On the Closing Date, Purchaser will pay, for and on behalf of Corporation, the amount of Payoff Debt owing to each Payoff Creditor as set forth in the Estimated Statement in accordance with the terms and conditions of the applicable Payoff Letter.

(b)         Payment of Optionholder Consideration and Bonus Amount. On the Closing Date, Purchaser will advance to Corporation (i) the amount of Optionholder Consideration and (ii) the amount of Bonus Amount, as set forth in the Estimated Statement, by wire transfer of immediately available funds to Corporation's existing CAD bank account with Bank of Montreal; and subject to Section 2.6, Corporation will remit, through payroll adjustments, (i) the amount of Optionholder Net Consideration owing to each Optionholder and (ii) the amount of Bonus Net Amount owing to each applicable Employee, by wire transfer of immediately available funds to each Optionholder and applicable Employee.

(c)         Payment of R&WI Premium. On the Closing Date, Purchaser will pay, for and on behalf of Sellers, the amount of the R&WI Premium to JLT Specialty USA, by wire transfer of immediately available funds in accordance with the payment instructions provided in connection with the Representation and Warranty Policy.

(d)         Payment of Tail Insurance. On the Closing Date, Purchaser will pay, for and on behalf of Sellers, the amount of the Tail Insurance Cost to GPL Assurance Inc., for and on behalf of Chubb Insurance Company of Canada, by wire transfer of immediately available funds in accordance with the payment instructions provided in connection with the Tail Insurance.

(e)         Repayment of R&WI Underwriting Fee. On the Closing Date, Purchaser will repay, for and on behalf of Sellers, the amount of the R&WI Underwriting Fee paid by Corporation prior to the Closing Date, by wire transfer of immediately available funds to Corporation's existing CAD bank account with Bank of Montreal.

2.5Determination and Payment of Final Adjustments.

(a)         Preparation of Draft Statement. Within ninety (90) days following the end of the calendar month following the Closing Date, Purchaser will cause to be prepared by Corporation and reviewed by Corporation's current auditors, being KPMG LLP, and delivered to Kilmer, as agent for and on behalf of Sellers, an Adjustment Statement prepared in accordance with the Adjustment Methodology (the "Draft Statement") setting forth the determination of the Net Debt and Net Working Capital.

(b)         Receivables. If, during the six (6) months following the end of the calendar month in which Closing occurs, any of the Receivables recorded in the Old AR Schedule have been collected by Corporation, then Purchaser shall remit all amounts so received in excess of $100,000 to Kilmer (the "Excess Portion"), as agent for and on behalf of Sellers, within forty-five (45) days of the end of the calendar month of collection, provided the amount of any such Excess Portion so collected in any given month exceeds $25,000. If the amount of any Excess Portion so collected in any given month does not exceed $25,000, it shall carry over to the following month. Purchaser will cause Corporation to use reasonable endeavours to collect such Old AR, but nothing in this Section 2.5(b) shall require Corporation to (i) use reasonable endeavours to collect any Old AR if the aggregate balance of the Old AR is $25,000 or less, and (ii) commence any legal proceedings in respect of such Old AR. For purposes of matching collected amounts to the appropriate invoices for services rendered, the Parties agree that when a relevant customer indicates that it is paying a specific invoice, then the Parties shall accept that indication in determining which invoices have been collected. Otherwise, Purchaser shall cause Corporation to use reasonable endeavours, including discussions with the relevant customer, to identify the appropriate invoice to which a payment is intended to be applied, provided that following such efforts, should Corporation be unable to identify the appropriate invoice, Purchaser shall allocate all collected Receivables from relevant customers to satisfy the oldest undisputed invoices for services rendered first before satisfying newer invoices for services (i.e., first-in-first-out).

(c)         Cooperation.  During the period from the date of delivery of the Draft Statement until the date that is 30 days following delivery of the Draft Statement, and upon Kilmer's reasonable request, as agent for and on behalf of Sellers, Purchaser will provide, and will cause Corporation to provide, to Kilmer, as agent for and on behalf of Sellers, and its legal, financial and other representatives reasonable access to the work papers of Corporation and KPMG LLP, and the appropriate personnel in order to enable Kilmer, as agent for and on behalf of Sellers, and its legal, financial and other representatives to reasonably assess the Draft Statement.

(d)         Objection Period. Within 30 days following delivery of the Draft Statement, Kilmer, as agent for and on behalf of Sellers, will notify Purchaser in writing of any objection to the Draft Statement (the "Notice of Dispute"). The Notice of Dispute must state in reasonable detail the basis of each objection and the approximate amounts in dispute (the "Disputed Items"). Sellers will be deemed to have agreed with all other items and amounts set forth in the Draft Statement other than those specified in the Notice of Dispute. If (i) Kilmer, as agent for and on behalf of Sellers, does not notify Purchaser of any objection within such period of 30 days or (ii) Kilmer, as agent for and on behalf of Sellers, delivers a written acceptance notice in respect of the Draft Statement during such period of 30 days, then Sellers will be deemed to have accepted the Draft Statement as of the end of the 30-day review period or the date of receipt by Purchaser of such written acceptance notice, as applicable.

(e)         Settlement of Dispute. If Kilmer, as agent for and on behalf of Sellers, sends a Notice of Dispute in accordance with Section 2.5(d), then Kilmer, as agent for and on behalf of Sellers, and Purchaser will work expeditiously and in good faith in an attempt to resolve such dispute within a period of 10 Business Days after the date of the Notice of Dispute, failing which the dispute may be submitted by Kilmer, as agent for and on behalf of Sellers, or Purchaser for final determination to the Montréal offices of Ernst & Young LLP, or if Ernst & Young LLP is unwilling or unable to act, Deloitte LLP (in any such case, the "Third Party Auditors"). Kilmer, as agent for and on behalf of Sellers, and Purchaser will use commercially reasonable efforts to cause the Third Party Auditors to complete their work within 30 days of their engagement. The Third Party Auditors will allow Purchaser and Kilmer, as agent for and on behalf of Sellers, to present their respective positions regarding the Disputed Items and Purchaser and Kilmer, as agent for and on behalf of Sellers, will have the right to present additional documents, materials and other information, and make an oral presentation to the Third Party Auditors regarding the dispute. The Third Party Auditors will consider such additional documents, materials and other information and such oral presentations. Any such other documents, materials or other information will be copied to Purchaser and Kilmer, as agent for and on behalf of Sellers, and each of Purchaser and Kilmer will be entitled to attend any such oral presentation, and to reply thereto. Purchaser and Kilmer, as agent for and on behalf of Sellers, will jointly instruct the Third Party Auditors that: (i) they will act as an expert in accounting, and not as an arbitrator, to resolve the unresolved Disputed Items and amounts that were properly included in the Notice of Dispute in accordance with this Agreement; (ii) they will base their decision solely on the documents, materials, written submissions and oral presentations of Purchaser and Kilmer, as agent for and on behalf of Sellers, and not on independent review; and (iii) they may not assign a dollar value to any Disputed Item greater than the highest amount or less than the lowest amount claimed by Purchaser or Kilmer, as agent for and on behalf of Sellers, as applicable. The determination of the Third Party Auditors will be final and binding upon the Parties and will not be subject to appeal, absent manifest error. The Draft Statement will be revised as necessary to reflect the Third Party Auditors' written decision, and judgment may be entered upon the determination of the Third Party Auditors in any court having jurisdiction over the Party against whom such determination is to be enforced.

(f)         Final Determination. Within five (5) Business Days following (i) the 30 day review period referred to in Section 2.5(d) during which no Notice of Dispute was given, (ii) the date of receipt by Purchaser of the written acceptance notice referred to in Section 2.5(d) or (iii) after the resolution of any dispute in accordance with Section 2.5(e), as the case may be, Purchaser will deliver to Kilmer, as agent for and on behalf of Sellers, an Adjustment Statement (the "Final Statement") setting forth the final determination of the Net Debt (the "Final Net Debt") and Net Working Capital (the "Final Net Working Capital"). The Final Statement will reflect the resolution of any Disputed Items in accordance with Section 2.5(e). The Final Statement will be final and binding upon the Parties upon delivery thereof and will not be subject to appeal, absent manifest error.

(g)         Final Net Debt Adjustment. If the Final Net Debt is greater than the Estimated Net Debt, then Sellers will owe an amount equal to such excess to Purchaser. If the Final Net Debt is less than the Estimated Net Debt, then Purchaser will owe an amount equal to such shortfall to Sellers.

(h)         Final Net Working Capital Adjustment. If the Final Net Working Capital is greater than the Estimated Net Working Capital, then Purchaser will owe an amount equal to such excess to Sellers. If the Final Net Working Capital is less than the Estimated Net Working Capital, then Sellers will owe an amount equal to such shortfall to Purchaser.

(i)         Adjustment to Purchase Price.

(i)         If the Final Adjustment Amount is owed by Purchaser to Sellers, then, within three (3) Business Days of the Final Statement becoming final and binding in accordance with Section 2.5(f), (i) Purchaser shall pay such Final Adjustment Amount at the direction of Kilmer, as agent for and on behalf of Sellers, by wire transfer of immediately available funds to the account(s) designated by Kilmer, and (ii) the Purchase Price shall be increased by such Final Adjustment Amount as set forth in Section 2.2(b).

(ii)         If the Final Adjustment Amount is owed by Sellers to Purchaser, then, within three (3) Business Days of the Final Statement becoming final and binding in accordance with Section 2.5(f), (i) Kilmer, as agent for and on behalf of Sellers, shall pay such Final Adjustment Amount at the direction of Purchaser by wire transfer of immediately available funds to the account designated by Purchaser, and (ii) the Purchase Price shall be decreased by such Final Adjustment Amount as set forth in Section 2.2(b).

(j)         Fees and Expenses. Sellers, on the one hand, and Purchaser, on the other hand, will bear the fees and expenses of their respective legal, financial and other representatives in reviewing or settling the Draft Statement and the Final Statement, as the case may be. In the case of a dispute and the retention of Third Party Auditors to determine such dispute, the fees and expenses of the Third Party Auditors will be divided between Sellers, on the one hand, and Purchaser, on the other hand, based on the percentage which the portion of the contested amount not awarded to each Party bears to the total amount actually contested by such Party. For illustration purposes only: (i) if the total amount of items in dispute is $100,000, and each Party is awarded $50,000 by the Third Party Auditors, then each Party will bear the Third Party Auditors' fees and expenses equally; or (ii) if the total amount of items in dispute is $100,000, and a Party is awarded $25,000 by the Third Party Auditors, then such Party will bear 75% and the other Party will bear 25% of the Third Party Auditors' fees and expenses. Sellers and Purchaser will each bear their own fees and expenses in presenting their respective cases to the Third Party Auditors.

2.6Withholding Rights.

Each of Purchaser and Corporation shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement to an Optionholder or Employee such amounts as Purchaser or Corporation and Kilmer, as agent for and on behalf of Sellers, reasonably determine are required to be deducted and withheld with respect to such payment under any provision of applicable Law, including the Optionholder Withholding Amount and the Bonus Withholding Amount. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes as having been paid to the Person in respect of which such deduction and withholding was made and shall be paid by Purchaser or Corporation to the appropriate Governmental Entity directly or through Corporation's payroll agent.

Article 3
REPRESENTATIONS AND WARRANTIES OF SELLERS

3.1Representations and Warranties as to Sellers.

Each Seller separately represents and warrants, as to itself or himself and in the case of Kilmer, also as to Kilmer Holdco, but not as to any other Seller, to Purchaser as follows, and acknowledges and agrees that Purchaser is relying upon such representations and warranties in connection with the purchase by Purchaser of the Purchased Shares.

(a)         Incorporation and Power; Capacity. In the case of a Seller that is a legal Person, it is an entity formed and existing under the Laws of its jurisdiction of formation and has full power and authority to enter into, deliver and perform its obligations under this Agreement. In the case of a Seller that is an individual, he has full legal capacity to enter into and perform his obligations under this Agreement.

(b)         No Conflict. The execution, delivery and performance by such Seller of this Agreement:

(i)         in the case of a Seller that is a legal Person, have been duly authorized by all necessary action on its part;

(ii)         in the case of a Seller that is a legal Person, do not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any terms or provisions of the constating documents, by-laws or other similar documents of such Seller; and

(iii)         will not result in the violation of any Law applicable to such Seller.

(c)         Required Authorizations. No filing with, notice to or Authorization of, any Governmental Entity is required on the part of such Seller as a condition to the lawful completion of the transactions contemplated by this Agreement.

(d)         Execution and Binding Obligation. This Agreement has been duly executed and delivered by, and constitute a legal, valid and binding obligation of such Seller, enforceable against it in accordance with its terms subject only to any limitation on enforcement under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors' rights; and (ii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(e)         Title to Purchased Shares. Such Seller is as of the Closing Date the owner of the shares in the capital of Corporation set out next to such Seller's name in column (b) of Schedule 3.1(e) of the Disclosure Letter, with good and valid title thereto, free and clear of all Liens, other than those Liens listed in Schedule 3.1(e) of the Disclosure Letter. At Closing, such Seller will be the owner of the Purchased Shares set out next to such Seller's name in column (c) of Schedule 3.1(e) of the Disclosure Letter. Such shares will constitute all of such Sellers' share of the Purchased Shares and such Seller will transfer good and valid title to Purchaser of such Purchased Shares, free and clear of all Liens.

(f)         No Other Agreements to Purchase. Except for Purchaser's rights under this Agreement, no Person has any contractual right or privilege for the purchase or acquisition from such Seller of any of the Purchased Shares.

(g)         Kilmer Holdco. Kilmer Holdco did not, as of the time immediately prior to the Amalgamation, have any right or interest in any assets of any kind other than shares in the capital of Corporation. Kilmer Holdco did not engage in any activity, other than the holding of shares in the capital of Corporation. Kilmer Holdco never had any employees. Kilmer Holdco did not, as of the time immediately prior to the Amalgamation, have any indebtedness or any other liabilities whatsoever.

3.2Representations and Warranties as to Corporation.

Each Seller (other than BMOCP) jointly (and not solidarily) (within the meaning of the Civil Code of Québec) represents and warrants to Purchaser as follows as of the Closing Date, except for the representations and warranties in Sections 3.2(a), 3.2(b), 3.2(c), 3.2(f), 3.2(g), 3.2(h), 3.2(m), 3.2(dd) and 3.2(ff) which are given by each Seller (including BMOCP) jointly (and not solidarily) (within the meaning of the Civil Code of Québec) as of the Closing Date, and each Seller acknowledges and agrees that Purchaser is relying upon such representations and warranties in connection with the purchase by Purchaser of the Purchased Shares.

(a)         Incorporation, Power and Qualification. Corporation is incorporated and existing under the Laws of its jurisdiction of incorporation. Corporation has the corporate power and authority to own its property. Corporation is duly registered, licensed or qualified to carry on its business in each jurisdiction in which the Business as now being conducted by it makes such registration, licensing or qualification necessary, except for any failure to be so registered or qualified which would not reasonably be expected to be material to the Business.

(b)         Corporate Authorization. The completion of the transactions contemplated by this Agreement has been duly authorized by all necessary corporate action on the part of Corporation. The Amalgamation was duly authorized by all necessary actions in compliance with the terms or provisions of the constating documents, by-laws and other similar documents of Kilmer Holdco and Atelka, and was effected in compliance with all Contracts binding upon Kilmer Holdco and Atelka and in compliance with all applicable Laws.

(c)         No Conflict. The execution, delivery and performance by Sellers of this Agreement:

(i)         do not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any terms or provisions of the constating documents, by-laws or other similar documents of Corporation;

(ii)         do not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach of, or cause the termination or revocation of, any material Authorization held by Corporation that is necessary to the conduct of the Business; and

(iii)         will not result in the violation of any Law applicable to Corporation that would be material to the Business.

(d)         Required Consents. Except as disclosed in Schedule 3.2(d) of the Disclosure Letter, there is no requirement to obtain any consent, approval or waiver of a party under any Material Contract, for the completion of the transactions contemplated by this Agreement (including the Amalgamation) where the failure to obtain such consent would reasonably be expected to be material to the Business.

(e)         Required Authorizations. No filing with, notice to or Authorization of, any Governmental Entity is required on the part of Corporation as a condition to the lawful completion of the transactions contemplated by this Agreement  where the failure to make the filing, give notice or obtain and maintain any such Authorization would be material to the Business.

(f)         Authorized and Issued Capital of Corporation.

(i)         The authorized, issued and outstanding capital of Corporation as of the Closing Date is as set out in Schedule 3.2(f) of the Disclosure Letter. All of the Purchased Shares will at Closing have been duly authorized and validly issued as fully paid and non-assessable and have been issued by Corporation in compliance with all applicable Laws. The Purchased Shares will at Closing constitute all of the issued and outstanding shares in the capital of Corporation.

(ii)         Except as set out in Schedule 3.2(f) of the Disclosure Letter, there are no outstanding options, warrants, securities, debentures, loans or notes held by any Person convertible or exchangeable for any shares or other securities of Corporation.

(iii)         Corporation is not a reporting issuer (as such term is defined in the Securities Act (Québec)) and there is no published market for the Purchased Shares. Corporation is a "private issuer" as defined in section 2.4 of Regulation 45-106 respecting Prospectus Exemptions.

(g)         Subsidiaries and Other Interests. Corporation does not, directly or indirectly, own or hold any shares or other ownership, equity or proprietary interest in any Person.

(h)         Corporate Records. The corporate records of Corporation contain complete and accurate records of all actions taken by the shareholders and board of directors (or equivalent governing parties) and any committees thereof, and include complete and accurate articles and by-laws, minutes of meetings and resolutions of shareholders, directors or any committee of the board of directors, and the share certificate books, securities register, register of shareholders, register of transfers and register of directors of Corporation. The corporate records of Corporation have been maintained in accordance with sound business practices. A complete and accurate copy of all such records has been made available by Corporation to Purchaser. All officers and directors of Corporation have been elected or appointed, in accordance with relevant regulations.

(i)         Conduct of Business. Except as disclosed in Schedule 3.2(i) of the Disclosure Letter or in order to give effect to the Amalgamation, since May 1, 2016, Corporation has:

(i)         not amended its articles or by-laws;

(ii)        not split, combined or reclassified any shares of its share capital;

(iii)       not issued, sold or otherwise disposed of any share of Corporation, or granted any options, warrants or other rights to purchase shares or any other securities of Corporation;

(iv)        not declared or paid any dividends or distributions on or in respect of any share of Corporation or completed a redemption, purchase or acquisition of any share of Corporation;

(v)         conducted the Business in the Ordinary Course;

(vi)       not made any change in its accounting principles and practices which are not required by GAAP as theretofore applied;

(vii)      not settled any litigation, other than litigation which is not material to the Business;

(viii)     terminated, entered into, amended or otherwise modified any Material Contract;

(ix)       not sold, leased, transferred or assigned, in one or more transactions, any assets, tangible or intangible, other than in the Ordinary Course or in transactions which are not material to the Business;

(x)        not incurred, assumed or guaranteed any monetary indebtedness to, or made any investment in, any other Person, in each case, other than as reflected in the Interim Financial Statements or the Estimated Statement; and

(xi)       made any change in the rate or form of compensation or remuneration or benefits payable or to become payable to any of its Employees, in such a way that materially increased the compensation, remuneration or benefits to the Employees, except (i) as required by applicable Laws or the terms of the Collective Agreement, and (ii) general salary increases in the Ordinary Course of the Business.

(j)          Compliance with Laws. Corporation is currently and has always been conducting the Business in compliance with all applicable Laws in each jurisdiction in which it carries on business. Corporation has complied and is in compliance with all Laws applicable to Corporation with respect to data privacy and all Laws applicable to Corporation related to capturing, storing and disclosing of personal data or personally identifiable information.

(k)        Title to Assets. Except for any Authorizations, licensed Intellectual Property, Leased Properties and assets otherwise used by Corporation pursuant to leases or licenses, Corporation owns all of the material assets that it purports to own, with good and valid title thereto, free and clear of all Liens, other than Permitted Liens.

(l)         Condition of Tangible Assets. The tangible material assets owned or leased by Corporation and the Leased Properties are in good operating condition and repair having regard to their use and age, have been reasonably maintained consistent with standards generally followed in the industry and are adequate and suitable for the uses to which they are being put. None of the tangible assets used in the Business require or are reasonably expected to require any special or extraordinary expenditures to remain in such condition.

(m)       Real Property. Corporation does not own any real or immovable property.

(n)        Leased Property.  Schedule 3.2(n) of the Disclosure Letter lists each real or immovable property or premises currently leased (including properties subject to ground or emphyteutic leases) or subleased by Corporation (collectively, the "Leased Properties") and sets forth the name of the landlord and the date of the lease (collectively, the "Lease Documents"). Neither Corporation nor, to the

knowledge of Sellers, any other party thereto, is in breach or violation of, or default (in each case, with or without notice or lapse of time or both) under, any of the Lease Documents and Corporation has not received or given any notice of default under any such Lease Documents which remains uncured. Schedule 3.2(n) of the Disclosure Letter sets forth the number of contact center agent seats at each Leased Property.

(o)        Affiliate Transactions. None of Sellers, their respective Affiliates (other than Corporation), or any of their respective officers, directors or employees, is a party to any Contract with Corporation or has any interest in any material assets used by Corporation, except (i) for services as Employees, directors or officers, or (ii) as set forth in Schedule 3.2(o) of Disclosure Letter (the Contracts referred to in (ii), the "Related Party Contracts").

(p)        Material Contracts.

(i)         Schedule 3.2(p) of the Disclosure Letter contains a complete list of the following Contracts as of the Closing Date (the Contracts described in this Section 3.2(p)(i) and the Related Party Contracts being the "Material Contracts"):

(A)        any Contract under which Corporation expects to receive payments on an annual basis in excess of $250,000 in the aggregate;

(B)        any Contract (other than the Collective Agreement) under which Corporation is obliged to make payments on an annual basis in excess of $50,000 in the aggregate;

(C)        any Contract (other than capital leases) pursuant to which Corporation is a lessee of any equipment or other movable or personal property under which Corporation is obliged to make payments on an annual basis in excess of $100,000 in the aggregate;

(D)        any capital lease or other similar agreement relating to the Business;

(E)        any partnership, joint venture, franchise agreement or other similar agreement relating to the Business;

(F)        any Contract (other than any Contract related to Payoff Debt) under which monetary indebtedness is outstanding or pursuant to which any asset of Corporation is mortgaged or pledged or otherwise subject to a Lien (other than a Permitted Lien);

(G)        any Contract that purports to limit in any material respect the right of Corporation to engage in any line of business or to compete with any Person or operate in any location;

(H)        any Contract providing for the sale or acquisition of, or option to sell or acquire, any asset of Corporation with a fair market value in excess of $50,000 in respect of which the applicable transaction has not been consummated, in each case other than any such Contract entered into in the Ordinary Course;

(I)         any Contract providing for the indemnification by Corporation of any Person or the assumption of any tax, environmental or other liability of any Person;

(J)         all broker, distributor, dealer, manufacturer's representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which Corporation is a party;

(K)        all Contracts with any Governmental Entity to which Corporation is a party;

(L)        all collective bargaining agreements or Contracts with any union to which Corporation is a party; and

(M)       except as already disclosed in Schedule 3.2(p) of the Disclosure Letter, any Contract to which Corporation is a party entered into outside the Ordinary Course.

(ii)        Except as disclosed in Schedule 3.2(p)(ii) of the Disclosure Letter, neither Corporation nor, to the knowledge of Sellers, any other party thereto, is in material breach or violation of, or default in any material respect (in each case, with or without notice or lapse of time or both) under, any Material Contract and Corporation has not received or given any notice of default under any such Material Contract which remains uncured.

(q)        Authorizations. Corporation holds all Authorizations required to carry on the Business as currently conducted by it. All such Authorizations are valid and in full force and effect and Corporation is in compliance with the terms and requirements of all such Authorizations. All fees and charges with respect to such Authorizations as of the Closing Date have been paid in full except to the extent reflected or reserved against in the Interim Financial Statements or the Estimated Statement.

(r)        Environmental Matters.

(i)         Corporation, its operations, the Business, the Leased Properties and any Former Property have been and are in material compliance with, and there exists no material liability of Corporation under, all Environmental Laws.

(ii)        Except as has been entirely resolved, Corporation has not been required by any Governmental Entity to (A) alter any of the Leased Properties in any way in order to be in compliance with Environmental Laws, (B) file any notice with any Governmental Entity relating to any potential or actual contamination of the Leased Properties or any Former Property, or (C) perform any environmental closure, decommissioning, rehabilitation, restoration, containment or post-remedial investigation or monitoring or other remediation or response action on, about or in connection with the Leased Properties or any Former Property.

(iii)       Except as has been entirely resolved, Corporation nor, in respect of the Business, the Leased Real Properties or the Former Property, Sellers has ever received any written notice of or been prosecuted for any actual or alleged material non-compliance with any Environmental Laws.

(iv)       Sellers have delivered to Purchaser complete and accurate copies of all environmental reports, audits, evaluations, assessments, studies or tests relating to Corporation, the Business, the Leased Properties, the Former Property and their use by Corporation that are under, the possession or control of Sellers.

(s)         Intellectual Property.

(i)         Schedule 3.2(s) of the Disclosure Letter contains an accurate listing of any registered and material unregistered Intellectual Property owned by or licensed to and used by Corporation in the conduct of the Business (the trademarks, trade names and domain names listed on Schedule 3.2(s) of the Disclosure Letter, the "Trademarks and Domain Names").

(ii)        There are no patent applications and patents owned by or licensed to and used by Corporation in the conduct of the Business.

(iii)       Corporation owns, or has the right to use, all Intellectual Property required to carry on the Business as currently conducted by it.

(iv)       There is no action, suit, proceeding or claim pending or, to the knowledge of Sellers, threatened by others, against Corporation challenging the validity or scope of any Trademarks and Domain Names or Corporation's rights thereto.

(v)        There is no action, suit, proceeding or claim pending or, to the knowledge of Sellers, threatened by others, against Corporation to the effect that Corporation infringes any Intellectual Property of any third party.

(vi)       To the knowledge of Sellers, there is no infringement by third parties of any Intellectual Property owned or licensed by Corporation.

(vii)      To the knowledge of Sellers, Corporation is not or has not been infringing any Intellectual Property owned by third parties.

(t)         Financial Statements. The Financial Statements and the Interim Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with past practices, and each presents fairly, in all material respects: (i) the financial position of Corporation as at the respective dates of the relevant statements, and (ii) the financial performance and cash flows of Corporation for the period covered by the Financial Statements, subject to, in the case of the Interim Financial Statements, normal year-end adjustments and the absence of notes thereto and applicable disclosures required by GAAP. True, correct and complete copies of the Financial Statements and the Interim Financial Statements are attached as Schedule 3.2(t) of the Disclosure Letter.

(u)        No Undisclosed Liabilities. Corporation has no liabilities, obligations or commitments of any nature whatsoever, other than (i) liabilities as reflected or reserved against in the Interim Financial Statements or the Estimated Statement, (ii) liabilities incurred in the Ordinary Course since April 30, 2016, (iii) liabilities disclosed in Schedule 3.2(u) of the Disclosure Letter, (iv) liabilities which are non-monetary obligations under any Contract or Authorization, and (v) future liabilities and obligations under the Contracts and the Lease Documents that will become due in accordance with the terms thereof.

(v)        Tax Matters. Except as disclosed in Schedule 3.2(v) of the Disclosure Letter:

(i)         Corporation has duly filed or caused to be filed on a timely basis with the appropriate Governmental Entity, in the manner prescribed by applicable Law, all Tax Returns and no jurisdiction or authority in or with which Corporation does not file a Tax Return has alleged that Corporation is required to file such a Tax Return. The information contained in such Tax Returns is correct and complete in all respects;

(ii)        Corporation has paid all Taxes which are due and payable as required by applicable Law and has made adequate provision in its financial books and records and the Financial Statements for all Taxes which are not yet due and payable but which relate to periods ending on or before the Closing Date;

(iii)       there are no outstanding agreements, arrangements, waivers or objections extending the statutory limitations period or providing for an extension of time with respect to the assessment or reassessment of Taxes of Corporation;

(iv)       there are no claims, actions, suits or audits pending or, to the knowledge of Sellers, threatened against Corporation in respect of Taxes that have been raised in writing by a Governmental Entity. Sellers are not aware of any contingent liability for Taxes or any ground for the assessment or reassessment of Corporation other than as disclosed in the Financial Statements;

(v)        Corporation has withheld and collected the amount of all Taxes required to be withheld and collected and has remitted such amounts when due, in the form required under applicable Laws to the applicable Governmental Entities;

(vi)       the Purchased Shares do not derive, and have not derived at any particular time during the 60-month period that ended on Closing, directly or indirectly, more than 50% of their fair market value from one or any combination of (i) real or immovable property situated in Canada; (ii) Canadian resource properties; (iii) timber resource properties; and (iv) options in respect of, interests in, or for civil law rights in, any of (i), (ii) or (iii) above, whether or not the property exists, as such terms are defined for purposes of the definition of "taxable Canadian property" in subsection 248(1) of the Tax Act;

(vii)      there are no Liens on any of the assets of Corporation that arose in connection with any failure (or alleged failure) to pay any Taxes;

(viii)     Corporation has provided to Purchaser all correspondence with any Governmental Entity relating to Taxes for any taxation periods that remain open for assessment or reassessment as of the Closing Date;

(ix)       Schedule 3.2(v) of the Disclosure Letter provides a summary of all income Tax years still open for assessment or reassessment in respect of Corporation under all applicable Laws imposing a requirement to file Tax Returns;

(x)        amounts payable by Corporation in respect of compensation, including but not limited to salary, wages or other remuneration (other than reasonable vacation or holiday pay) have been paid within 180 days of the end of the taxation year in which the expense was incurred; and

(xi)       Corporation has not, either directly or indirectly, transferred property to or acquired property from a Person with whom Corporation was not dealing at arm's length as that term is understood for purposes of the Tax Act for consideration other than consideration equal to the fair market value of the property at the time of the disposition or acquisition thereof.

(w)         Employee Matters.

(i)         The collective agreement listed in Schedule 3.2(w) of the Disclosure Letter is the only collective agreement by which Corporation is bound by (the "Collective Agreement"). There are no material grievances or arbitration proceedings under the Collective Agreement or any other material labour or employment proceedings of any nature whatsoever. Corporation is not in material default with respect to any of the provisions contained in the Collective Agreement.

(ii)        Except as set forth in Schedule 3.2(w) of the Disclosure Letter, Corporation is not a party to any written agreement pursuant to which either: (i) bonus, severance, notice of termination or pay in lieu of notice of termination, change of control or severance payments or any other payment of any nature whatsoever to any director, officer or Employee may be required to be paid, waived or renounced solely as a result of the completion of the transactions contemplated by this Agreement; or (ii) any Employee or consultant who is bound by confidentiality, non-competition or non-solicitation covenants with Corporation is relieved thereof as a result of the completion of the transactions contemplated by this Agreement.

(iii)       Except as set forth in Schedule 3.2(w) of the Disclosure Letter: (i) there are no material pension, retirement, profit sharing, bonus, savings, deferred compensation, stock option, purchase or appreciation, change of control, health, life insurance, disability, sick pay, notice of termination or pay in lieu of notice of termination, severance pay (except as required by Law), group insurance or other Employee benefit plans, programs or arrangements maintained or contributed to by Corporation (other than government-sponsored employment insurance, workers' compensation, parental insurance, health insurance or pension plans) (each such plan, program or arrangement being referred to herein as a "Benefit Plan"); (ii) each Benefit Plan has been administered in all material respects according to its terms and applicable Laws and there are no outstanding violations or defaults thereunder, in any material respect, nor any material actions, claims or other proceedings pending or, to the knowledge of Sellers, threatened with respect to any Benefit Plan; (iii) no Benefit Plan is currently under a governmental investigation or audit and, to the knowledge of Sellers, no such investigation or audit is threatened; (iv) each Benefit Plan covers only current or former employees of Corporation and their dependents and beneficiaries; (v) to the knowledge of Sellers, no promise or commitment to increase benefits under any Benefit Plan or to adopt any additional

Benefit Plan has been made except as required by Law; (vi) no Benefit Plan provides for the payment of post-employment or post-retirement benefits; (vii) the transactions contemplated herein will not increase or accelerate any entitlement under any Benefit Plan, and (viii) there have been no withdrawals of surplus or contribution holiday, except as permitted by Law and the terms of the Benefit Plans.

(iv)       Except as set forth in Schedule 3.2(w) of the Disclosure Letter, Corporation is in compliance with and in good standing under all applicable Laws relating to the Employees and their employment, including provisions thereof relating to employment standards, wages, hours of work, vacation pay, overtime, notice of termination, pay in lieu of notice of termination, severance pay, mass layoff, human rights, workers' compensation, occupational health and safety, manpower training, pay equity, unfair labour practices, collective bargaining, equal opportunity or similar Laws, codes and policies related to employment obligations and has properly completed and filed all material reports and filings required by such Laws, except where failure to do so would not reasonably be expected to be material to the Business.

(v)        There has not been, for a period of 12 consecutive months preceding the Closing Date, nor is there existent or, to the knowledge of Sellers, threatened any strike, lockout, slowdown, picketing or work stoppage or any other labour disruption with respect to the Employees.

(vi)       There are no written personnel policies, rules or procedures applicable to employees of Corporation, other than those set forth in Schedule 3.2(w) of the Disclosure Letter, true and correct copies of which have been delivered to Purchaser.

(x)         Insurance.  Schedule 3.2(x) of the Disclosure Letter sets out a list of insurance policies which are maintained by Corporation. Corporation is not in default with respect to any of the provisions contained in the insurance policies or the payment of any premiums under any insurance policy, nor has Corporation failed to give any notice or to present any claim under any insurance policy in a due and timely fashion. Corporation has not received any notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such insurance policies and all premiums due on such insurance policies have either been paid or are reflected or reserved against in the Interim Financial Statements or the Estimated Statement. There are no claims related to Corporation or the Business pending under any such insurance policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. During the past three (3) years, Corporation has not been refused any insurance or had any insurance canceled. True and complete copies of such insurance policies have been made available to Purchaser.

(y)         Customers.  Schedule 3.2(y) of the Disclosure Letter contains a list of the top five (5) customers of Corporation (measured by aggregate billings) for the financial year ended April 30, 2016. Since July 31, 2016, none of such customers has ceased to do business with Corporation or otherwise modified its relationship with Corporation, materially, or notified Corporation in writing of any intention to do any of the foregoing, in each case, other than as a result of Ordinary Course statement of work completion.

(z)         Receivables. The Receivables (other than the Old AR Excess Amount) reflected on the Financial Statements and the Interim Financial Statements and the Receivables arising after the date thereof have arisen from bona fide transactions entered into by Corporation involving the rendering of services in the Ordinary Course.

(aa)       Warranties. No service provided by Corporation is subject to any guaranty, warranty, or other indemnity beyond the applicable terms and warranties that are standard for Corporation's industry and terms and warranties provided by Corporation to its customers pursuant to the corresponding Material Contracts. Except as disclosed in Schedule 3.2(aa) of the Disclosure Letter, to the knowledge of Sellers, each service provided by Corporation has been in material conformity with all applicable contractual commitments and all express and implied warranties provided by Corporation, and, there are no claims pending, or, to the knowledge of Sellers, threatened, against Corporation alleging that any services performed by Corporation do not conform to any express or implied warranty applicable to such service and which could have any material adverse effect on Corporation.

(bb)      Powers of Attorney. Except as disclosed in Schedule 3.2(bb) of the Disclosure Letter, there are no outstanding powers of attorney executed on behalf of Corporation.

(cc)       Litigation. Except as disclosed in Schedule 3.2(cc) of the Disclosure Letter, there are no claims, actions, proceedings, suits, inquiries, reviews, judgments or decrees (or, to the knowledge of Sellers, any investigation by any Governmental Entity) pending or, to the knowledge of Sellers, threatened against or involving Corporation before any Governmental Entity. As at the Closing Date, Corporation is not subject to a judgment, order or decree.

(dd)      Regulatory Matters.  Corporation, together with its affiliates (as defined in section 2 of the Competition Act) has: (i) assets in Canada whose value does not exceed $170,000,000; and (ii) gross revenues from sales in, from or into Canada that do not exceed $160,000,000; in each case, calculated in accordance with section 109 of the Competition Act and the Notifiable Transactions Regulations promulgated under the Competition Act.

(ee)       Anti-Corruption and Anti-Bribery Laws. Corporation has not (nor, to the  knowledge of Sellers, has any of Corporation's officers, directors, agents,

distributors, employees or any other Person associated with or acting on their behalf), directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made any unlawful payment to foreign or domestic government officials or employees or made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, or taken any action which would cause it to be in violation of any anti-corruption or anti-bribery Laws. There are no pending or, to the knowledge of Sellers, threatened claims, charges, violations, settlements, civil or criminal enforcement actions, lawsuits, or other court actions against Corporation with respect to any anti-corruption or anti-bribery Laws and, to the knowledge of Sellers, no investigations pending with respect to any anti-corruption or anti-bribery Laws applicable to Corporation. To the knowledge of Sellers, there are no actions, conditions or circumstances pertaining to Corporation's activities that would reasonably be expected to give rise to any future claims, charges, investigations, violations, settlements, civil or criminal actions, lawsuits, or other court actions under any anti-corruption or anti-bribery Laws.

(ff)        No Brokers. Other than the fee payable by Sellers to KPMG Corporate Finance Inc. (the "Financial Advisor"), no broker, finder or investment banker or other Person engaged by Sellers or Corporation is directly or indirectly entitled to receive from Sellers or Corporation any brokerage, finder's or other contingent fee or commission or any similar charge in connection with the transactions contemplated by this Agreement.

(gg)      Full Disclosure.  Neither this Agreement nor any document delivered pursuant to this Agreement by any of Sellers or Corporation nor any certificate, report, statement or other document furnished by any of Sellers or Corporation in connection with the negotiation of this Agreement, to the knowledge of Sellers contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading. Sellers do not have knowledge of any fact that has specific application to Corporation and that may reasonably be expected to materially and adversely affect the assets, Business, financial condition or results of operation of Corporation that has not been set forth in this Agreement or the Disclosure Letter.

3.3        Disclaimer of Sellers.

Except as set forth in this Article 3, none of Sellers, their respective Affiliates (including, prior to Closing, Corporation) or any of their respective officers, directors, employees or representatives makes or has made any other representation or warranty, express or implied, with respect to the Purchased Shares, Corporation or the Business, including with respect to (i) the operation of Corporation after the Closing, and (ii) the success or profitability of Corporation after the Closing.

Article 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PURCHASER GUARANTOR

4.1        Representations and Warranties of Purchaser and Purchaser Guarantor.

Purchaser represents and warrants to and in favour of Sellers as follows and acknowledges and agrees that Sellers are relying upon such representations and warranties in connection with sale by Sellers of the Purchased Shares.

(a)         Incorporation and Status. Each of Purchaser and Purchaser Guarantor is incorporated and existing under the Laws of its jurisdiction of incorporation and has the corporate power and authority to enter into and perform its obligations under this Agreement.

(b)         No Conflict. The execution, delivery and performance by Purchaser and Purchaser Guarantor of this Agreement:

(i)         have been duly authorized by all necessary action on the part of Purchaser or Purchaser Guarantor;

(ii)        do not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any terms or provisions of the constating documents, by-laws or other similar documents of Purchaser or Purchaser Guarantor; and

(iii)       will not result in the violation of any Law applicable to Purchaser or Purchaser Guarantor.

(c)        Required Authorizations. No filing with, notice to or Authorization of, any Governmental Entity is required on the part of Purchaser or Purchaser Guarantor as a condition to the lawful completion of the transactions contemplated by this Agreement.

(d)        Execution and Binding Obligation. This Agreement has been duly executed and delivered by, and constitute a legal, valid and binding obligation of Purchaser or Purchaser Guarantor, enforceable against it in accordance with its terms subject only to any limitation on enforcement under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors' rights; and (ii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(e)        Litigation. There are no actions, suits, appeals, claims, applications, orders, proceedings, grievances, arbitrations or alternative dispute resolution processes in progress (or, to the knowledge of Purchaser, any investigation by any Governmental Entity) pending, or to its knowledge, threatened against Purchaser or Purchaser Guarantor, which prohibit, restrict or seek to enjoin the transactions contemplated by this Agreement.

(f)         Regulatory Matters. Purchaser is a WTO investor within the meaning of the Investment Canada Act, R.S.C., 1985, c. 28 (1st Supp.). Purchaser, together with its affiliates (as defined in Section 2 of the Competition Act) has: (i) assets in Canada whose value does not exceed $230,000,000; and (ii) gross revenues from sales in, from or into Canada that do not exceed $240,000,000; in each case, calculated accordance with section 109 of the Competition Act and the Notifiable Transactions Regulations promulgated under the Competition Act.

(g)         Funding. Purchaser will have, as of Closing, sufficient funds to enable Purchaser to consummate the transactions contemplated by this Agreement and to satisfy its obligations hereunder, including payment of the Purchase Price and fees and expenses owed by Purchaser relating to the transactions contemplated by this Agreement. Purchaser acknowledges and agrees that its obligations hereunder are not subject to any conditions regarding Purchaser's or any other Person's ability to obtain financing for the consummation of the transactions contemplated by this Agreement.

(h)         No Brokers. No broker, finder or investment banker or other Person engaged by Purchaser is directly or indirectly entitled to any brokerage, finder's or other contingent fee or commission or any similar charge in connection with the transactions contemplated by this Agreement.

(i)         No Reliance. Purchaser acknowledges that, except for the specific representations and warranties contained in Article 3, it is not relying upon any representation or warranty of Sellers, nor upon the accuracy of any projection or forecast made available to Purchaser in the performance of its due diligence review.

Article 5
DELIVERIES

(a)         Deliveries. At or prior to Closing, Sellers will have delivered, or caused to be delivered, to Purchaser the following, in form and substance satisfactory to Purchaser, acting reasonably:

(i)         share certificates representing the Purchased Shares duly endorsed in blank for transfer, or accompanied by irrevocable stock transfer powers duly executed in blank, in either case, by the holders of record;

(ii)        certified copies of (i) the constating documents of Corporation and (ii) all required resolutions of the board of directors of Corporation, approving the completion of the transactions contemplated by this Agreement;

(iii)       a certificate of status, compliance, good standing or like certificate with respect to Corporation issued by the appropriate government official of its jurisdiction of incorporation;

(iv)       the written resignations of each director and officer of Corporation listed in Schedule 5(a)(iv) of the Disclosure Letter, together with a mutual release of all claims against and by Corporation by and in favour of each such directors and officers;

(v)        non-competition and non-solicitation agreements duly executed by each of the four shareholders of Founders Holdco, as well as by one of the Management Sellers, the whole on terms and conditions satisfactory to Purchaser, acting reasonably;

(vi)       the Estimated Statement, which shall have been delivered to Purchaser before the Closing Date;

(vii)      notices of surrender from all Optionholders, duly executed by each such Optionholders;

(viii)     the Payoff Letters, duly executed by the Payoff Creditors;

(ix)        evidence of the termination of the Option Plan satisfactory to Purchaser; and

(x)        evidence of the termination of (1) the management services agreement entered into between Kilmer Capital Limited Partners and Corporation as of April 30, 2012; (2) the management services agreement entered into between 6515037 Canada Inc. and Corporation; and (3) any shareholders’ agreement with respect to the Corporation in each case satisfactory to Purchaser, acting reasonably.

(b)        Deliveries. At or prior to Closing, Purchaser will have delivered, or caused to be delivered, to Kilmer, as agent for and on behalf of Sellers, the following in form and substance satisfactory to Kilmer, acting reasonably:

(i)         certified copies of (i) the constating documents (or local equivalent) of Purchaser, (ii) all required resolutions of the board of directors (or equivalent) of Purchaser approving the completion of the transactions contemplated by this Agreement;

(ii)         a certificate of status, compliance, good standing or like certificate with respect to Purchaser issued by the appropriate government official of its jurisdiction of formation;

(iii)         a copy of the Representation and Warranty Policy; and

(iv)         the payments required by Sections 2.3(f) and 2.4.

Article 6
INDEMNIFICATION

6.1        Survival of Representations and Warranties.

The representations and warranties contained in this Agreement will survive Closing and continue in full force and effect for a period of 24 months after the Closing Date (the "General Survival Period"), except that:

(a)         the Sellers' Core Representations, the Purchaser's Core Representations will survive Closing and continue in full force and effect for a period of five (5) years after the Closing Date;

(b)         the representations and warranties set out in Section 3.2(r) (Environmental Matters) will survive Closing and continue in full force and effect for a period of thirty-six (36) months after the Closing Date;

(c)         the representations and warranties set out in Section 3.2(v) (Tax Matters) will survive for a period of 90 days following the expiration of the period ("Tax Assessment Period") during which any Tax assessment may be issued by a Governmental Entity in respect of any Tax period to which such representations and warranties extend. The Tax Assessment Period will be determined having regard to any consent, waiver, agreement or other document that extends the period during which a Governmental Entity may issue a Tax assessment provided by Corporation with the prior written consent of Kilmer, as agent for and on behalf of Sellers, such consent not to be unreasonably withheld, conditioned or delayed. A Tax assessment includes any assessment, reassessment or other form of recognized document assessing liability for Taxes under applicable Law; and

(d)         a claim for any breach or inaccuracy of any of the representations and warranties contained in this Agreement that is based on actual and intentional fraudulent misrepresentation will survive Closing and continue in full force and effect without limitation of time.

6.2        Indemnification in favour of Purchaser by Sellers.

Subject to the limitations set out in Sections 6.5 and 6.6, Sellers will jointly (and not solidarily) (within the meaning of the Civil Code of Québec) indemnify and save Purchaser, its Affiliates (including after Closing, Corporation) and their respective directors, officers and employees (the "Purchaser Indemnified Persons") harmless from any Damages suffered by, imposed upon or asserted against Purchaser Indemnified Persons as a result of, in respect of, connected with, or arising out of, under, or pursuant to:

(a)         any failure of Sellers to perform or fulfil any of their covenants or obligations under this Agreement;

(b)         any breach or inaccuracy of any representation or warranty given by Sellers contained in this Agreement;

(c)         any liabilities or obligations of Corporation for Taxes in connection with any Pre-Closing Tax Period or the portion of any other Tax period ending immediately prior to the Closing Date in each case not taken into account in the final determination of the Purchase Price;

(d)         any liabilities or obligations of Purchaser arising under Part XIII of the Tax Act as a result of the agreements referred to in Section Article 5(a)(v);

(e)         any liabilities or obligations of Corporation arising out of the matters listed in Schedule 6.2(e) of the Disclosure Letter; and

(f)         any liabilities or obligations relating to the Amalgamation.

6.3        Indemnification in favour of Sellers by Purchaser.

Subject to the limitations set out in Sections 6.5, 6.6 and 6.7, Purchaser will indemnify and save Sellers, their Affiliates (including prior to Closing, Corporation) and their respective directors, officers and employees (the "Sellers Indemnified Persons") harmless from any Damages suffered by, imposed upon or asserted against Sellers Indemnified Persons as a result of, in respect of, connected with, or arising out of, under or pursuant to:

(a)         any failure of Purchaser to perform or fulfil any of its covenants or obligations under this Agreement; and

(b)         any breach or inaccuracy of any representation or warranty given by Purchaser contained in this Agreement.

6.4        Indemnification of each Seller in favour of the other Sellers.

Each Seller will indemnify and save the other Sellers harmless from any Damages suffered by, imposed upon or asserted against any such other Sellers under this Article 6 (Indemnification) as a result of, in respect of, connected with, or arising out of, under or pursuant to any breach or inaccuracy of, or failure to perform or fulfill, any of the Separate Representations and Covenants assumed or given by such Seller.

6.5        Time Limitations.

The obligation of indemnification set out in Article 6 will survive Closing, except (i) for the obligation of indemnification arising from any breach or inaccuracy of any representation or warranty made by Purchaser or Sellers, as the case may be, which in each such case will be subject to the limitations regarding survival of representations and warranties set forth in

Section 6.1, (ii) for the obligation of indemnification set out in Sections 6.2(c) and 6.2(d) which will survive for a period of 90 days following the expiration of the applicable Tax Assessment Period, (iii) for the obligation of indemnification pursuant to Section 6.2(e) with respect to the matters listed in (A) through (D) of  Schedule 6.2(e) of the Disclosure Letter which will survive for a period of 18 months following the Closing Date (the "(A) to (D) Survival Period"), and (iv) for the obligation of indemnification pursuant to Section 6.2(e) with respect to the matters listed in (E) of Schedule 6.2(e) of the Disclosure Letter which will survive for a period of 12 months following the Closing Date (the "(E) Survival Period").

6.6        Other Limitations.

The obligation or liability of Sellers and Purchaser for indemnification pursuant to this Agreement will be limited as follows.

(a)         The covenants of each Seller contained in Section 2.1 (Purchase and Sale), the representations and warranties of each Seller contained in Section 3.1 and the corresponding indemnification obligations in Section 6.2 (Indemnification in favour of Purchaser by Sellers) are assumed and given separately by such Seller with respect to itself only and by Kilmer also with respect to Kilmer Holdco (collectively, the "Separate Representations and Covenants"). Accordingly, the particular Seller making the Separate Representations and Covenants will be solely liable for any Damages suffered by, imposed upon or asserted against Purchaser Indemnified Persons as a result of, in respect of, connected with, or arising out of, under or pursuant to such Separate Representations and Covenants as they pertain to such Seller and in the case of Kilmer, Kilmer Holdco, but not as they pertain to the other Sellers. Each Seller will be jointly (and not solidarily) (within the meaning of the Civil Code of Quebec) liable for Damages suffered by, imposed upon or asserted against Purchaser Indemnified Persons as a result of, in respect of, connected with, or arising out of, under, or pursuant to the balance of the representations, warranties, covenants and indemnification obligations contained in this Agreement, in each case up to such Seller's allocated portion of Damages determined in accordance with such Seller's Pro Rata Share.

(b)        Each Indemnified Party will take all commercially reasonable steps to mitigate its Damages upon and after becoming aware of any facts which would reasonably be expected to give rise to any Damages, including if a claim may be reduced by any recovery under or pursuant to any insurance coverage, including pursuant to the Representation and Warranty Policy once the retention amount under such policy has been exceeded (and Purchaser will provide prompt notice to the insurer of applicable Damages that would apply towards satisfaction of such retention amount), taking commercially reasonable steps to enforce such recovery.

(c)         No Indemnified Party is entitled to double recovery for any claims even though they may have resulted from the breach or inaccuracy of, or the failure to perform or fulfil, more than one of the representations, warranties, covenants and obligations of the Indemnifying Party in this Agreement.

(d)        No Indemnifying Party will have any obligation or liability for indemnification to the extent that the amount of Damages for which a claim of indemnification is made was taken into account in the final determination of the Purchase Price or is reserved for in the Interim Financial Statements.

(e)         The obligations of indemnification of Sellers pursuant to Section 6.2(b) will not be applicable for a single claim for indemnification hereunder unless the Damages in respect of such single claim exceeds $20,000 (the "Single Claim Threshold"), other than (i) claims for Damages with respect to Sellers' Core Representations, (ii) claims for Damages with respect to representations and warranties set out in Section 3.2(u) (Tax Matters); and (iii) claims for Damages based on actual and intentional fraudulent misrepresentation (the matters referred to in clauses (i), (ii) and (iii), together with claims for Damages pursuant to Sections 6.2(a), 6.2(c), 6.2(d), 6.2(e) and 6.2(f) the "Specified Matters"), which will not be subject to the limitations contained in this Section 6.6(e).

(f)         The obligations of indemnification of Sellers pursuant to Section 6.2(b) will not be applicable until the aggregate of all claims for Damages exceed $250,000 (the "Deductible"), after which Sellers will be liable only for those Damages in excess of the Deductible (provided that no claim for Damages of less than the Single Claim Threshold will be taken into account in determining whether the Deductible has been met). Notwithstanding the foregoing, claims for Damages with respect to any Specified Matter shall not be subject to the limitations contained in this Section 6.6(f).

(g)         The obligations of indemnification of Sellers pursuant to Section 6.2(e) with respect to the matters listed in (A) of Schedule 6.2(e) of the Disclosure Letter will not be applicable until the aggregate of all claims for Damages exceed $20,000, after which Sellers will be liable for those Damages from the first dollar.

(h)         Notwithstanding anything to the contrary herein:

(i)         the aggregate liability of Sellers to Purchaser for Damages under Section 6.2(b) will not exceed the General Holdback Amount, other than claims for Damages with respect to any Specified Matter, and each Seller's corresponding liability will not exceed such Seller's Pro Rata Share of the General Holdback Amount;

(ii)         the aggregate liability of Sellers to Purchaser for Damages with respect to the Specified Matters (other than with respect to claims for Damages pursuant to Section 6.2(e) with respect to the matters listed in (A), (B) and (E) of Schedule 6.2(e) of the Disclosure Letter) will not exceed the aggregate net proceeds received by Sellers hereunder;

(iii)       the aggregate liability of Sellers to Purchaser for Damages under Section 6.2(e) with respect to the matters listed in (A) of Schedule 6.2(e) of the Disclosure Letter will not exceed $500,000;

(iv)       the aggregate liability of Sellers to Purchaser for Damages under Section 6.2(e) with respect to the matters listed in (B) of Schedule 6.2(e) of the Disclosure Letter will not exceed $500,000; and

(v)        the aggregate liability of Sellers to Purchaser for Damages under Section 6.2(e) with respect to the matters listed in (E) of Schedule 6.2(e) of the Disclosure Letter will not exceed $750,000.

(i)         For all purposes of this Article 6, "Damages" will be net of (i) any insurance or other recoveries received by the Indemnified Party or any of its Affiliates in connection with the facts giving rise to the right of indemnification, including pursuant to the Representation and Warranty Policy, and (ii) any prior or subsequent recovery by the Indemnified Party or any of its Affiliates from any third party with respect to such Damages.

6.7        Limited Recourse.

(a)        To the extent any Damage incurred by any Purchaser Indemnified Person is subject to an obligation or liability for indemnification of Sellers under Section 6.2(b) (other than with respect to any Specified Matter) or under Section 6.2(e) with respect to the matters listed in (A) of Schedule 6.2(e) of the Disclosure Letter, the General Holdback Amount shall be Purchaser's sole and exclusive remedy and source of recovery for such Damage as against Sellers.

(b)        To the extent any Damage incurred by any Purchaser Indemnified Person is subject to an obligation or liability for indemnification of Sellers under Section 6.2(e) with respect to the matters listed in (E) of Schedule 6.2(e) of the Disclosure Letter, the (E) Holdback Amount shall be Purchaser's sole and exclusive remedy and source of recovery for such Damage as against Sellers.

6.8        Notification.

Promptly upon obtaining knowledge thereof, but in no event later than ten (10) Business Day upon obtaining knowledge thereof, the Person seeking indemnification pursuant to this Agreement (the "Indemnified Party") from a Party will notify such Party in writing (the "Indemnifying Party") (and Kilmer, as agent for and on behalf of Sellers, in the case of Sellers) of any Direct Claim or Third Party Claim (the "Indemnification Notice"). No claim may be asserted nor may any action be commenced against an Indemnifying Party under this Article 6, unless such Indemnification Notice is received by the Indemnifying Party describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or action (including, to the extent known, the nature and estimated amount of the Damages and, in case of a Third Party Claim, the identity of the Person making the Third Party Claim) on or prior to the date on which the representation, warranty, covenant or obligation on which such claim or action is based ceases to survive as set forth in this Agreement.

6.9        Direct Claims.

(a)        Following receipt of an Indemnification Notice pursuant to Section 6.8 relating to a Direct Claim, the Indemnifying Party has 60 days to investigate the Direct Claim and respond in writing. For purposes of the investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Direct Claim, together with such other information as the Indemnifying Party may reasonably request.

(b)        If the Indemnifying Party (or Kilmer, as agent for and on behalf of Sellers, in the case of Sellers being the Indemnifying Party) disputes the validity or amount of the Direct Claim, the Indemnifying Party shall provide written notice of the dispute (a "Dispute Notice") to the Indemnified Party within the 60-day period specified in Section 6.9(a). The Dispute Notice must describe in reasonable detail the nature of the Indemnifying Party's dispute. During the 30-day period immediately following receipt of a Dispute Notice by the Indemnified Party, the Indemnifying Party and the Indemnified Party shall attempt in good faith to resolve the dispute. If the Indemnifying Party and the Indemnified Party fail to resolve the dispute within that 30-day time period, the Indemnified Party is free to pursue all rights and remedies available to it, subject only to this Agreement. If the Indemnifying Party fails to respond in writing to the Direct Claim within the 60-day period specified in Section 6.9(a), the Indemnifying Party is deemed to have rejected the Direct Claim, in which event the Indemnified Party is free to pursue all rights and remedies available to it, subject only to this Agreement.

6.10       Defense of Third Party Claim.

(a)         If a Third Party Claim shall be instituted or asserted against an Indemnified Party, then the Indemnified Party shall control the investigation and defense of such Third Party Claim with counsel of its own choice at its own cost and expense.

(b)         If the Indemnified Party does not undertake the investigation and defense of a Third Party Claim within thirty (30) days of the Indemnifying Party's receipt of the Indemnification Notice (or sooner if the nature of the Third Party Claim so requires), or subsequently fails to pursue and diligently continue the investigation and defense of the Third Party Claim, then the Indemnifying Party shall have the right (but not the obligation) to control the investigation and defense of such Third Party Claim at its sole cost and expense.

(c)         The Non-Defending Party shall at all times have the right to fully participate in the investigation and defense of any Third Party Claim at its own cost and expense, and the Defending Party shall reasonably cooperate with the Non-Defending Party in connection with such participation.

(d)         The Non-Defending Party will use its commercially reasonable efforts (i) to cooperate with the Defending Party in evaluating and participating in the investigation or defense of any Third Party Claim, and (ii) to make available to the Defending Party those employees (and, in the case of Purchaser, those employees of Corporation) whose assistance, testimony or presence is necessary to assist the Defending Party in the investigation or defense of such claim. In addition, the Non-Defending Party shall, at the request of the Defending Party, make available to the Defending Party or its representatives on a timely basis all documents, records and other materials in the possession of the Non-Defending Party (and, in the case of Purchaser, those documents, records and other materials in the possession of Corporation), at the expense of the Indemnified Party, reasonably required by the Indemnified Party for its use in the investigation or defense of any Third Party Claim.

(e)         The Defending Party shall not be permitted to compromise and settle or to cause a compromise and settlement of any Third Party Claim without the prior written consent of the Non-Defending Party, not to be unreasonably withheld, conditioned or delayed, and the Non-Defending Party shall not be bound by any such compromise or settlement effected without its consent.

6.11       Payments.

(a)         Any amounts due from Sellers to any Purchaser Indemnified Person following a Final Damages Determination pursuant to:

(i)         the obligations of indemnification of Sellers limited to the General Holdback Amount as contemplated in Section 6.7(a) will be set off by way of compensation against the General Holdback Amount in accordance with the terms and conditions of this Agreement;

(ii)         for so long as the balance of the General Holdback Amount after any set off pursuant to this Agreement is $750,000 or greater, the obligations of indemnification of Sellers pursuant to Section 6.2(e) with respect to the matters listed in (B) through (D) of Schedule 6.2(e) of the Disclosure Letter will be set off by way of compensation against the General Holdback Amount in accordance with the terms and conditions of this Agreement;

(iii)       the obligations of indemnification of Sellers limited to the (E) Holdback Amount as contemplated in Section 6.7(b) will be set off by way of compensation against the (E) Holdback Amount in accordance with the terms and conditions of this Agreement; and

(iv)       subject to Sections 6.11(a)(i), 6.11(a)(ii) and 6.11(a)(iii), the obligations of indemnification of Sellers related to the Specified Matters will be set off by way of compensation, in whole or in part, at the option of such Purchaser Indemnified Person, against the General Holdback Amount or

(E) Holdback Amount in accordance with the terms and conditions of this Agreement or, subject to Section 6.6(a), satisfied by Sellers directly.

(b)         Any amount due from an Indemnifying Party to an Indemnified Party pursuant to this Article 6 shall, where applicable, (i) be set off by way of compensation against the then balance of the General Holdback Amount or the (E) Holdback Amount, or (ii) be paid by the Indemnifying Party to the Indemnified Party within ten (10) Business Days following the Final Damages Determination by way of wire transfer of immediately available funds to an account designated by the Indemnified Party (or Kilmer, as agent for and on behalf of Sellers).

(c)         Any amounts payable under this Article 6 will be deemed to be adjustments to the Purchase Price.

6.12       Other Remedies.

(a)         Prior to Closing, each of the Parties expressly acknowledges that, the failure to perform or fulfil any covenant or obligation contained in this Agreement may give rise to irreparable injury to the other Parties which may be inadequately compensable in Damages and nothing in this Agreement shall limit any Party's right to seek and obtain an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of this Agreement without proof of actual damage.

(b)         The Parties agree that (i) after the Closing, the indemnification provisions of Article 6 will be the sole and exclusive remedies of the Parties for any breach or inaccuracy of the representations and warranties given by any other Party in this Agreement  and for any failure by any other Party to perform or fulfill any covenants and obligations under this Agreement, and (ii) notwithstanding anything herein to the contrary, no breach or inaccuracy of any representation or warranty given in this Agreement, or failure to perform or fulfil any covenant or obligation contained under this Agreement will give rise to any right on the part of any Party, after the Closing, to rescind this Agreement or any of the transactions contemplated hereby.

6.13       General Holdback.

(a)         Upon a Final Damages Determination of a General Holdback Claim at any time prior to the expiry of the General Survival Period, Purchaser shall set off by way of compensation against the General Holdback Amount an amount equal to all or a portion of the then-remaining General Holdback Amount up to the amount of Damages specified as being payable to Purchaser in such Final Damages Determination. The remaining balance of the General Holdback Amount, if any, will be kept by Purchaser until paid in accordance with this Section 6.13.

(b)         No later than five (5) days following the expiry of the (A) to (D) Survival Period, Purchaser shall pay to Kilmer, as agent for and on behalf of Sellers, an amount equal to (i) $500,000, less (ii) to the extent applicable, the aggregate amount of all Damages as estimated in each Indemnification Notice relating to a General Holdback Claim pursuant to Section 6.2(e) with respect to the matters listed in (A) of Schedule 6.2(e) of the Disclosure Letter for which no Final Damages Determinations has occurred. Upon the Final Damages Determination of any such General Holdback Claim, Purchaser shall pay to Kilmer, as agent for and on behalf of Sellers, an amount equal to the excess, if any, of the amount theretofore reserved and withheld from payment in respect of such claim over the amount of Damages specified as being payable to Purchaser in the Final Damages Determination.

(c)         No later than five (5) days following the expiry of the General Survival Period, Purchaser shall pay to Kilmer, as agent for and on behalf of Sellers, an amount equal to (i) the then-remaining amount of the General Holdback Amount, less (ii) to the extent applicable, the aggregate amount of all Damages as estimated in each Indemnification Notice relating to a General Holdback Claim for which no Final Damages Determinations has occurred. Upon the Final Damages Determination of any such General Holdback Claim, Purchaser shall pay to Kilmer, as agent for and on behalf of Sellers, an amount equal to the excess, if any, of the amount theretofore reserved and withheld from payment in respect of such claim over the amount of Damages specified as being payable to Purchaser in the Final Damages Determination.

6.14        (E) Holdback.

(a)        Upon a Final Damages Determination of a (E) Holdback Claim at any time prior to the expiry of the (E) Survival Period, Purchaser shall set off by way of compensation against the (E) Holdback Amount an amount equal to all or a portion of the then-remaining (E) Holdback Amount up to the amount of Damages specified as being payable to Purchaser in such Final Damages Determination. The remaining balance of the (E) Holdback Amount, if any, will be kept by Purchaser until paid in accordance with this Section 6.14.

(b)        No later than five (5) days following the expiry of the (E) Survival Period, Purchaser shall pay to Kilmer, as agent for and on behalf of Sellers, an amount equal to (i) the then-remaining amount of the (E) Holdback Amount, less (ii) to the extent applicable, the aggregate amount of all Damages as estimated in each Indemnification Notice relating to a (E) Holdback Claim for which no Final Damages Determinations has occurred. Upon the Final Damages Determination of any such (E) Holdback Claim, Purchaser shall pay to Kilmer, as agent for and on behalf of Sellers, an amount equal to the excess, if any, of the amount theretofore reserved and withheld from payment in respect of such claim over the amount of Damages specified as being payable to Purchaser in the Final Damages Determination.

Article 7
POST- CLOSING COVENANTS OF THE PARTIES

7.1        Confidentiality.

The terms of the Mutual Non-Disclosure Agreement dated June 3, 2016 (the "Confidentiality Agreement") between Corporation and Purchaser's affiliate, TeleTech Services Corporation, a Colorado corporation, are incorporated herein by reference and will continue in full force and effect until Closing, at which time such Confidentiality Agreement and the obligations of confidentiality of Purchaser and its Affiliates under the Confidentiality Agreement will terminate; provided, however, that the Confidentiality Agreement will terminate only in respect of that portion of the Confidential Information (as defined in the Confidentiality Agreement) exclusively relating to the Business and the transactions contemplated by this Agreement.

7.2        Books and Records.

For a period of six (6) years from the Closing Date or for such longer period as may be required by Law, Purchaser will retain, or will cause Corporation to retain, all books and records existing and in the possession of Corporation on the Closing Date. So long as any such books and records are retained by Purchaser or Corporation pursuant to this Agreement, Kilmer, as agent for and on behalf of Sellers, has the right to inspect and to make copies (at its own expense) of them at any time upon reasonable request during normal business hours.

7.3        Director and Officer Indemnification.

(a)         For a period of six (6) years after the Closing Date, Purchaser:

(i)         will not, and will cause Corporation not to amend, repeal or modify any provision in Corporation's constating documents relating to the exculpation or indemnification of any current or former officer or director (unless required by Law), it being the intent of the Parties that the current and former officers and directors of Corporation continue to be entitled to such exculpation and indemnification to the full extent permitted by Law; and

(ii)        will cause Corporation to (X) maintain the current directors' and officers' liability insurance policies maintained by Corporation immediately prior to the Closing Date (provided that Corporation may substitute therefor policies with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors and officers of Corporation when compared to the insurance maintained by Corporation as of the Closing Date), and (Y) obtain, at Sellers expenses, as of the Closing Date "tail" insurance policies with respect to directors' and officers' liability with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement), with a claim period of six (6) years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors and officers of Corporation when compared to the insurance maintained by Corporation as of the Closing Date (the "Tail Insurance").

(b)         This Section 7.3 is intended for the benefit of, and is enforceable by, each current and former officer and director of Corporation and his heirs, executors and representatives, and is in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

7.4        Tax Matters.

(a)         Filing of Tax Returns. From and after the Closing Date, Purchaser shall cause Corporation to duly and timely prepare, in a manner consistent with best practice unless otherwise required by Law, and file all Tax Returns required to be filed by Corporation for any Pre-Closing Tax Period for which Tax Returns have not been filed as of the Closing Date. Purchaser shall submit a draft of all such income Tax Returns of Corporation to Kilmer, as agent for and on behalf of Sellers, at least 45 days before the date on which such Tax Returns are required by Law to be filed with the relevant Governmental Entity. Kilmer, as agent for and on behalf of Sellers, shall have the right to ask Purchaser for reasonable changes to be made to any such draft Tax Return by communicating such changes in writing to Purchaser within 15 days of the receipt thereof. Purchaser and Kilmer, as agent for and on behalf of Sellers, shall use commercially reasonable efforts to resolve any objection by Purchaser to Sellers' requested changes. If Purchaser and Kilmer, as agent for and on behalf of Sellers, cannot resolve any disputed item, then the item in question shall be resolved by an independent firm of chartered accountants mutually agreed by Kilmer, as agent for and on behalf of Sellers, and Purchaser (the "Independent Auditor"). The Parties agree that any change to a Tax Return requested by Kilmer, as agent for and on behalf of Sellers, shall be accepted provided that the Independent Auditor concludes that such change would reflect a reasonable filing position on the part of Corporation. Notwithstanding any other provision of this Agreement, any interest, penalty or other Tax arising as a result of the late-filing of any Tax Return submitted to the Independent Auditor pursuant to this Section 7.4(a) shall be borne exclusively by Purchaser, who shall not be entitled to indemnification by Sellers in respect thereof under Section 6.2, to the extent that the Independent Auditor concludes that the requested changes reflect a reasonable filing position. The fees and disbursements of the Independent Auditor will be divided between Sellers, on the one hand, and Purchaser, on the other hand, based on the percentage which the portion of the contested amount not awarded to each Party bears to the total amount actually contested by such Party. The determination of the Independent Auditor shall be final and binding upon Sellers and Purchaser and shall be made before the date on which such Tax Returns are required by Law to be filed with the relevant Governmental Entity.

(b)         Cooperation.  Sellers and Purchaser shall co-operate fully with each other and make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation of any Tax Return of Corporation for a period ending on, before or including the Closing Date and shall preserve such data and other information until the expiration of any applicable limitation period under any applicable Tax Laws.

(c)         Amending Tax Returns. Purchaser shall not, and shall cause Corporation not to, file any amended Tax Return relating to Corporation (or otherwise change such Tax Returns) or make an election, designation or other filing with respect to Pre-Closing Tax Periods without the prior written consent of Kilmer, as agent for and on behalf of Sellers, unless required to do so by Law. Purchaser and Kilmer, as agent for and on behalf of Sellers, shall use commercially reasonable efforts to resolve any objection by Kilmer, as agent for and on behalf of Sellers, to Purchaser's proposed amended Tax Return, election, designation or other Pre‑Closing Tax Period filing. If Purchaser and Kilmer, as agent for and on behalf of Sellers, cannot resolve any objection or disputed item, then the item in question shall be resolved by the Independent Auditor, and the fees and disbursements of the Independent Auditor shall be will be divided between Sellers, on the one hand, and Purchaser, on the other hand, based on the percentage which the portion of the contested amount not awarded to each Party bears to the total amount actually contested by such Party. Notwithstanding the foregoing, the Parties agree that Purchaser, in its sole discretion, may cause Corporation to make an election pursuant to subsection 256(9) of the Tax Act in respect of its taxation years ending on the acquisition of control by Purchaser.

(d)         Subsection 110(1.1) Election. Purchaser will cause Corporation to file an election under subsection 110(1.1) of the Tax Act and otherwise comply with such provision in a timely manner in respect of the transfer of the Options by the Optionholders to Corporation and the payment by or on behalf of Corporation of the Optionholder Consideration.

(e)         Audits. Purchaser shall notify Kilmer, as agent for and on behalf of Sellers, upon receipt by Purchaser or Corporation of any Tax assessments which may affect the Tax liabilities of Corporation for which Sellers would be required to indemnify the Purchaser Indemnified Persons pursuant to Article 6, provided that failure to comply with this provision shall not affect the Purchaser Indemnified Persons' right to indemnification hereunder except to the extent such failure impairs Sellers' ability to contest any such Tax liabilities or assessments that could affect the indemnification obligations of Sellers. Purchaser shall have the right to control any Tax audit or administrative or court proceeding relating to any Tax (a "Tax Proceeding") and to employ counsel of its choice at its expense, provided however that Kilmer, as agent for and on behalf of Sellers, shall be permitted to be present at, and participate in, any such Tax Proceeding (including the preparation of any correspondence) at its expense to the extent that said Tax Proceeding may affect the Tax liabilities of Corporation for which Sellers would be required to indemnify the Purchaser Indemnified Persons pursuant to Article 6. Notwithstanding the foregoing, there shall be no settlement or closing or other agreement with respect thereto without the prior written consent of Kilmer, as agent for and on behalf of Sellers, which consent shall not be unreasonably withheld, conditioned or delayed. Purchaser shall promptly notify Kilmer, as agent for and on behalf of Sellers, if it decides not to control the defense or settlement of any Tax Proceeding which may affect the Tax liabilities of Corporation for which Sellers would be required to indemnify the Purchaser Indemnified Persons pursuant to Article 6 and Kilmer, as agent for and on behalf of Sellers, thereupon shall be permitted to defend and settle such Tax Proceeding.

(f)         Restrictive Covenant. The Parties agree that (i) no proceeds shall be received or receivable by any Seller in connection with the transactions contemplated in this Agreement as consideration for granting any covenant in any agreement referred to in Section Article 5(a)(v), and (ii) all such covenants are being granted to maintain or preserve the fair market value of the Purchased Shares. At the request of a Seller, the Parties shall make any election or amended election provided for under section 56.4 of the Tax Act in connection with the foregoing. Sellers shall be responsible for preparing and filing the election form, together with any other documents required to be filed with the election, within the prescribed time limits in order for the election to be valid.

7.5        Further Assurances.

Each Party upon the request of any other Party, whether at or after the Closing, will do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered, all such further conveyances, transfers and other assurances as may be reasonably required to effectively transfer the Purchased Shares to Purchaser and carry out the intent of this Agreement.

Article 8
MISCELLANEOUS

8.1        Notices.

Any notice, direction or other communication given pursuant to this Agreement (each a "Notice") must be in writing, sent by personal delivery, courier or email and addressed:

(a)        to Purchaser or Purchaser Guarantor:

9197 South Peoria Street
Englewood, Colorado
USA  80112-5833

Attention:        General Counsel

with a copy to:

Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue
26th Floor
Montréal, QC  H3A 3N9

Attention:        Franziska Ruf
Email:               fruf@dwpv.com

(b)        to Sellers, to Kilmer, as agent for and on behalf of Sellers:

Kilmer Capital Partners L.P.
c/o Kilmer Capital Partners
Scotia Plaza
Suite 2700
King Street West, Box 127
Toronto, ON  M5H 3Y2

Attention:        William Blackburn and Eric Gottesman

Email:               wblackburn@kilmercapital.com and egottesman@kilmercapital.com with a copy to:

Stikeman Elliott LLP
1155 René-Lévesque Blvd. West
40th Floor
Montréal, QC  H3B 3V2

Attention:        John W. Leopold and Sophie Lamonde
Email:               jleopold@stikeman.com and slamonde@stikeman.com

Notice is deemed to be given and received if sent by personal delivery or courier or electronic mail, on the date of delivery or transmission (as the case may be) if it is a Business Day and the delivery or transmission (as the case may be) was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a Notice will be assumed not to be changed.

8.2        Time of the Essence.

Time is of the essence in this Agreement. The mere lapse of time in the performance of the terms of this Agreement by any Party will have the effect of putting such Party in default in accordance with Articles 1594 to 1600 of the Civil Code of Québec.

8.3        Appointment of Agent.

(a)         In order to administer efficiently the determination of certain matters under this Agreement, each Seller hereby irrevocably authorizes Kilmer to act as each such Seller's agent and mandatary (within the meaning of the Civil Code of Québec) with respect to all matters under this Agreement, other than as contemplated in this Section 8.3.

(b)        Without limiting the generality of the foregoing, Kilmer has full power and authority to make all decisions and take all actions relating to Sellers' respective rights, obligations and remedies under this Agreement, including to receive and make payments, to receive and send notices (including notices of termination), to receive and deliver documents, to exercise, enforce or waive rights or conditions, to give releases and discharges, to seek indemnification on behalf of Sellers and to defend against indemnification claims of Purchaser Indemnified Persons. All decisions and actions taken by Kilmer are binding upon all Sellers, and no Seller has the right to object, dissent, protest or otherwise contest the same.

(c)         Notwithstanding the foregoing or anything else contained in this Agreement, Kilmer shall not have the authority to do anything on behalf any Seller (other than itself only) that will increase or might have the result of increasing the liability of any Seller hereunder or decreasing the Purchase Price payable to any Seller other than in respect of settling adjustments to the Purchase Price contemplated hereby.

(d)         Purchaser is entitled to deal only with Kilmer in respect of all matters arising under this Agreement including to receive and make payments, to receive and send notices (including notices of termination), to receive and deliver documents, to exercise, enforce or waive rights or conditions, to give releases and discharges, to seek indemnification against Sellers or any one of them and to defend against indemnification claims of Sellers.

(e)         All references in this Agreement to decisions and actions to be taken by Sellers or any one of them, as the case may be, are deemed taken by Sellers or any one of them, as the case may be, if such decisions or actions are taken by Kilmer. All references in this Agreement to decisions and actions to be taken by Purchaser and directed to Sellers or any one of them, as the case may be, are deemed directed to Sellers or any one of them, as the case may be, if such decisions or actions are directed by Purchaser to Kilmer.

(f)         In no event will Purchaser be held responsible or liable for the application or allocation of any monies paid to Kilmer by Purchaser, and Purchaser will be entitled to rely upon any notice provided to Purchaser by Kilmer or action taken by Kilmer acting within the scope of its authority. All monies received by Kilmer hereunder for the account of Sellers shall be held by Kilmer in trust for Sellers and, subject to Section 8.3(g), shall be paid to Sellers, to the extent entitled thereto hereunder or for the account of whom such monies are held, reasonably promptly upon receipt.

(g)         Kilmer will establish an Expense Reserve Holdback to be deposited in an interest bearing account (or other interest-bearing instruments or deposits as selected by Kilmer, in its sole discretion). Kilmer will maintain the Expense Reserve Holdback for as long as it deems necessary or appropriate and, upon completion of performing its duties and functions under this Agreement, will pay to each Seller any remaining portion of the Expense Reserve Holdback in accordance with each such Seller's Pro Rata Share.

(h)         Notwithstanding the foregoing, no payment, notice, receipt or delivery of documents, exercise, enforcement or waiver of rights or conditions, indemnification claim or indemnification or a principal defence will be ineffective by reason only of it having been made or given to or by a Seller, as the case may be, directly if each of Purchaser and such Seller consent by virtue of not objecting to such dealings without the intermediary of Kilmer.

(i)         Kilmer shall, at the expense Sellers, be entitled to engage such counsel, experts and other agents and consultants as Kilmer shall deem necessary in connection with exercising its duties and performing its functions hereunder and shall be entitled to conclusively rely on the opinions and advice of such Persons. Kilmer shall have no liability to any of Sellers for any actions taken by it in good faith in its capacity as agent (and any action done or omitted pursuant to advice of counsel, expert or other agent or consultant shall be conclusive evidence of such good faith). Each Seller shall jointly (not solidarily) indemnify Kilmer and hold Kilmer harmless up to such Seller's Pro Rata Share against any Damages and shall reimburse Kilmer up to such Seller's Pro Rata Share for any out-of-pocket expenses incurred without gross negligence or bad faith on the part of Kilmer and arising out of or in connection with the acceptance or administration of Kilmer's duties and functions hereunder, including each Seller's Pro Rata Share of the reasonable fees and expenses of any counsel, expert or other agent or consultant retained by Kilmer in each case to the extent that the amount then held in the Expense Reserve Holdback is not sufficient for such purpose.

8.4        Announcements and Public Disclosure.

Unless required by Law or by a Governmental Entity, no press release, public statement or announcement or other public disclosure with respect to this Agreement or the transactions contemplated herein may be made except with the prior written consent and joint approval of

Kilmer, as agent for and on behalf of Sellers, and Purchaser. Where the public disclosure is required by Law or by a Governmental Entity, the Party required to make the public disclosure will use its commercially reasonable efforts to obtain the approval of Purchaser or Kilmer, as agent for and on behalf of Sellers, as the case may be, as to the form, nature and extent of the disclosure, which approval shall not be unreasonably withheld, conditioned or delayed.

8.5        Employee Information

The Parties agree that (i) the Employee information disclosed to Purchaser was necessary for Purchaser's determination to enter into this Agreement and proceed with the transactions contemplated hereby and for the Parties to proceed with Closing, and (ii) such information relates solely to carrying on the Business and will only be used for those purposes for which it was initially collected from or in respect of such Employees.

8.6        Third Party Beneficiaries.

Except as provided in Section 7.3 and for the Purchaser Indemnified Persons and the Sellers Indemnified Persons, the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties. No Person, other than the Parties, the Persons listed in Section 7.3, the Purchaser Indemnified Persons and the Sellers Indemnified Persons, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person.

8.7        Guarantee.

Purchaser Guarantor, having taken cognizance of this Agreement, hereby intervenes to this Agreement for the purpose of (i) guaranteeing the timely performance and fulfillment by Purchaser of its payment obligations under this Agreement, including pursuant to Article 2 and Article 6, and (ii) agreeing that it will be solidarily (within the meaning of the Civil Code of Québec) liable with Purchaser, waiving the benefit of division and discussion, with respect to its liabilities and obligations under this Agreement. The liabilities and obligations of Purchaser Guarantor are subject to the terms of this Agreement and shall not exceed any liability or obligation of Purchaser under this Agreement. Purchaser Guarantor is entitled to all rights, privileges and defences available to Purchaser with respect to any liability or obligation.

8.8        Expenses.

Except as otherwise set forth in this Agreement, Sellers, on the one hand, and Purchaser, on the other hand, will pay for its own fees and expenses incident to the negotiation, preparation and execution of this Agreement and the transactions contemplated herein and therein.

8.9        Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by Purchaser, Purchaser Guarantor and Sellers.

8.10        Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

8.11       Non-Merger.

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties will not merge on and will survive Closing and, notwithstanding such Closing, will continue in full force and effect. Closing will not prejudice any right of one Party against any other Party in respect of anything done or omitted under this Agreement or in respect of any right to damages or other remedies.

8.12      Entire Agreement.

This Agreement together with the agreements referred to herein and therein constitutes the entire agreement among the Parties with respect to the transactions contemplated in this Agreement and therein and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. Except as set forth in this Agreement, there are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, among the Parties in connection with the subject matter of this Agreement and neither Party has relied or is relying on any other information, discussion or understanding in entering into and completing the transactions contemplated in this Agreement.

8.13       Successors and Assigns.

This Agreement will become effective as of the Adjustment Time on the Closing Date and after that time will be binding upon and inure to the benefit of the Parties and their respective heirs, administrators, liquidators, executors, successors and permitted assigns.

8.14       Assignment.

Neither this Agreement nor any of the rights or obligations under this Agreement will be assignable or transferable by any Seller without the prior written consent of Purchaser or by Purchaser without the prior written consent of Kilmer, as agent for and on behalf of Sellers. Any purported assignment or transfer without such written consent will be null and void and of no effect; provided however that each of Purchaser and Sellers may assign, transfer or delegate, as applicable, this Agreement or any of its rights, and obligations under this Agreement, in whole or in part, to any of its Affiliates without prior written consent of the other parties, provided that any assignor and its Affiliate remain solidarily (within the meaning of the Civil Code of Québec) bound by the terms and conditions of this Agreement so assigned.

8.15       Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable, by any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

8.16       Governing Law.

(a)         This Agreement is governed by, and will be interpreted and construed in accordance with, the Laws of the Province of Québec and the federal Laws of Canada applicable therein.

(b)         The Parties agree that the courts of the District of Montréal, Province of Québec, Canada, will have exclusive jurisdiction for the adjudication of any and all disputes or controversies arising out of or relating directly or indirectly to this Agreement (other than a dispute relating to the adjustment of the Purchase Price which will be resolved in accordance with Section 2.5) and waive any objections to the assertion or exercise of jurisdiction by such courts, including any objection based on forum non conveniens.

8.17       Retention of Counsel

It is acknowledged by each of the Parties hereto that Corporation has retained Stikeman Elliott LLP ("SE") to act as its counsel in connection with the transactions contemplated hereby. Purchaser hereby agrees that, in the event that a dispute arises after Closing between Purchaser and Sellers, SE may represent Kilmer and the other Sellers in such dispute even though the interests of Sellers may be directly adverse to Purchaser or Corporation, and even though SE may have represented Corporation in a matter substantially related to such dispute.

8.18       Counterparts.

This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above mentioned.

Sellers:
KILMER CAPITAL FUND II L.P., acting through its general partner, Kilmer Capital Partners II L.P., acting through its general partner, Kilmer Capital GP II Limited
By:
Name:[•]
Title:[•]
8169306 CANADA INC.
By:
Name:[•]
Title: [•]
BANK OF MONTREAL, doing business as BMO CAPITAL PARTNERS
By:
Name:[•]
Title: [•]

Signature Page – Share Purchase Agreement

Management Sellers:

[•]

[•]
Purchaser:
9746366 CANADA INC.
By:
Name:[•]
Title: [•]
Purchaser Guarantor:
TELETECH HOLDINGS, INC.
By:
Name:[•]
Title: [•]

Signature Page – Share Purchase Agreement